Guaranty
FINANCIAL CORPORATION

Annual Report

For Year Ending December 31, 2002

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data, ratios and shares outstanding)

	Year Ended December 31, 2002	2001	2000	1999	1998
Per share data:					
Net income [(1)]	$ 0.89	$ 0.26	$ 0.31	$ –	$ 0.68
Cash dividends	–	–	0.12	0.24	0.24
Book value	9.44	8.20	7.67	7.27	8.36
Shares outstanding	1,970,677	1,961,727	1,961,727	1,961,727	1,501,727
Total assets	$ 197,145	$ 225,166	$ 254,055	$ 259,339	$ 217,020
Loans, net	163,250	177,579	201,649	205,399	162,369
Non-performing assets	2,760	951	1,539	2,153	2,174
Deposits	171,259	200,632	217,044	199,595	172,805
Stockholders' equity	18,607	16,080	15,038	14,267	12,554
Net interest income	8,699	7,886	9,780	7,733	5,651
Loan loss provision	100	333	1,505	486	184
Non-interest income	2,486	2,390	1,440	125	1,966
Non-interest expense	8,508	9,157	8,795	7,365	5,793
Net income	1,763	518	607	4	1,016
Return on average assets	0.84%	0.21%	0.23%	0.00%	0.58%
Return on average equity	10.13%	3.19%	3.94%	0.00%	8.32%
Capital ratios:					
Leverage ratio	12.36%	9.69%	8.50%	9.29%	9.52%
Tier 1 risk-based	14.87%	12.29%	9.97%	9.43%	9.19%
Total risk-based	16.12%	13.77%	11.35%	11.22%	9.74%

(1) Based on weighted average number of shares and reflects basic and diluted earnings per share.

Net Income
($ in thousands)



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,016
4
607
518
1,763
1998
1999
2000
2001
2002

Book Value
($ per share)



11
10
9
8
7
6
5
4
3
2
1
8.36
7.27
7.67
8.2
9.44
1998
1999
2000
2001
2002

Shareholders' Equity
($ in thousands)



20,000
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
12,554
14,267
15,038
16,080
18,607
1998
1999
2000
2001
2002

Guaranty
FINANCIAL CORPORATION

Dear Shareholders:

In 2001, we embraced and began implementation of a strategic plan to substantially reposition Guaranty with the goal of becoming a high performing community banking company. During 2002, we successfully built upon the progress achieved in 2001, resulting in an outstanding year of accomplishment. The hard work and dedication of our employees allowed us to reach record levels of performance throughout the Bank and in each line of business. While the national economic climate was generally subdued and clouded with uncertainty, our markets yielded many opportunities for new business. Taking full advantage of those opportunities, we attracted numerous new customer relationships, while also achieving further progress towards our goals of improving productivity, reducing expenses, growing low cost deposits, effectively managing risks, and increasing profitability.

Achieving record profits of **$1,763,442** for the year is the accomplishment of which we are most proud. Profits grew by greater than 240% over those earned in 2001, and exceeded our previous best year by nearly 75%. With stronger earnings came complete relief from the Written Agreement with our regulators and restoration of dividends to our shareholders (February 2003), the latter at a level 25% higher than paid previously. Returns on average equity (10.1%) and assets (.84%) were at their highest levels since we converted to a bank charter in 1997. Importantly, stronger earnings performance was rewarded with a 60% improvement in our stock price during the year – from $8.00 to $12.83 – which increased total market capitalization by $9.5 million.

Numerous other successes defined this year of accomplishment, including:

- We strengthened our competitive position in Charlottesville by relocating our Downtown Mall Branch to a new, larger location. In addition to being more centrally located in the growing business district, ours is now a full service branch with the addition of an ATM, a night drop vault, and an on-site mortgage loan officer. Our branch team is lead by J. B. Hurt, an experienced banker with extensive local market knowledge.

- A thorough review of our branching strategy and current branch network resulted in a decision to leave the Harrisonburg market and close one Charlottesville branch office. While Harrisonburg is an attractive, growing area, becoming a market leader would require a substantial capital investment, one better made to enhance our competitive position in our core markets and business lines. The negotiated sale of our Harrisonburg branch resulted in an attractive gain realized in January 2003. The West Main Street branch was closed in January 2003, as we are able to effectively serve our downtown customers through the new Downtown Mall Branch.

- Responding to market demand for a community bank alternative in nearby Nelson County, we acquired a branch office in Lovingston, Virginia and announced plans to open our newest branch in March 2003. This attractive market is contiguous to Albemarle County and a logical extension of our branch "footprint". We have hired an experienced team of bankers, led by Lisa Carter, a Nelson County resident and Lovingston banker for over 12 years. We are very excited about this new market!

- In seeking ways to reduce operating expenses and more effectively deploy our capital, we sold our former headquarters building located on Rio Road. Always a successful branch location, we negotiated a long term lease so that we could stay in this attractive, growing trade area. In early 2003, we expect to expand the branch and replace our walk-up ATM with a drive-up ATM, all to enhance customer service.

- Taking advantage of the sustained low interest rate environment, we liquidated substantially all the corporate bonds in our investment portfolio, thereby improving liquidity without incurring investment losses. Though we are giving up interest income in the short term, the flexibility gained allows us to build and maintain an investment portfolio better structured to meet future liquidity and profitability objectives.

- Improving the risk profile of our loan portfolio has been a primary goal over the past two years. Through targeted restructuring of our real estate and commercial loan portfolios, we have added new loan relationships to replace those that do not fit into our lending strategy.

- A deliberate restructuring of our deposit mix contributed to the improvement in our net interest margin to 4.58%, up from 3.51% the previous year. In 2002, we grew low cost deposits and continued to reduce our dependency on higher cost sources of funds, thereby achieving a more balanced deposit mix and enhancing our net interest margin.

- Delivering high quality customer service in our branches requires experienced, knowledgeable leadership. In 2002, we strengthened our branch management team through the addition of four highly skilled retail bankers, each of whom brings a wealth of banking experience to our customers and our management team.

A by-product of the corporate repositioning we have undertaken has been shrinkage of our balance sheet. We are a smaller bank as compared to year-end 2000, the result of a conscious, strategic design. While we do expect growth in 2003 and beyond, especially in anticipation of attractive long term growth in our primary markets, growth is a secondary priority to profitability. In some aspects of our business, size provides for economies of scale which can contribute to greater profitability – we'll always seek to achieve an appropriate balance between size and profitability.

While we are enormously proud of the accomplishments reflected in our income statement and balance sheet, the officers, employees, and directors of Guaranty also take great pride in giving back to the communities where we live and work. This is our home and the vitality and health of the surrounding community is important to us personally and professionally. Many of our employees participate in community service activities covering a wide array of organizations and causes, large and small. Individually, we fill leadership roles in such organizations as United Way, Junior Achievement, and local chambers of commerce. Last fall, teams of Guaranty employees joined together in the United Way Day of Caring, painting houses and completing home repairs for those in need within the community. Corporately, we provide financial support to many worthwhile community service organizations, while also encouraging and supporting employee involvement.

During 2003, we'll continue building our customer base through a variety of marketing programs and active, targeted calling in the marketplace. Internally, our focus will be on several primary initiatives to complete our repositioning strategy and posture Guaranty for the future. Principal on our agenda are the following:

- Key to our longer term strategy is the right technology platform to support our business strategies - technology that supports our customers through competitive products and services, while also supporting our bankers in personally delivering the best solutions for our customers. In 2003, we'll evaluate core processing solutions to identify the best systems and operational approach for meeting our long-term goals.

- In partnership with Piedmont Virginia Community College, we are implementing a customer service training program aimed at elevating our service delivery to a level that is consistently differentiable in the marketplace. With a strong branch management team in place, we are confident this effort will be rewarded with higher retention of existing customers and attraction of many new customers to Guaranty.

- During late 2002, we revised our strategy for meeting the investments needs of our customers. During the first half of 2003, we expect to implement this new approach through an experienced team of investment professionals working closely with licensed representatives in our branches.

The year ahead promises many challenges. Historically, and most recently, our local economy has proven largely resilient to factors negatively affecting the national and regional economies. However, we are not immune. When sustained over a lengthy period of time these factors unfavorably impact our markets, as well. Locally, we are experiencing some job losses among larger employers and facing cuts in the Commonwealth of Virginia's annual budget. Consumer confidence has been hurt by uncertainty regarding the timing of an economic recovery, the prospects for war in the Middle East, and continuing volatility in the financial markets. Businesses and consumers alike are postponing capital investment decisions, awaiting an improved outlook for the future. Though the sustained low interest rate environment continues to boost mortgage loan originations and related fee income, the downside is constant pressure on net interest margins. Our outlook is one of cautious optimism, with expectations for an improving economy and business climate during the latter half of 2003.

Challenging times call for innovation and creativity to produce desired results. We believe we are up to the challenges ahead and will work hard during the coming year to sustain and build upon our progress. A solid foundation for the future is largely in place. We live and work in one of the most attractive, vibrant markets in Virginia, offering a host of opportunities for future success. Though the coming year will be a tough one, we remain focused upon our goal of becoming a high performing community banking company. As always, the Board of Directors, the Management Team, and all of our employees appreciate your support and commitment to Guaranty's bright future.

Sincerely,

Douglas E. Caton
Chairman of the Board

William E. Doyle, Jr.
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following commentary discusses major components of the business of Guaranty Financial Corporation (Guaranty) and presents an overview of its consolidated financial position and results of operations at December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000. This discussion should be reviewed in conjunction with the consolidated financial statements, the summary of accounting policies and accompanying notes and other statistical information presented elsewhere in this annual report.

Overview

Guaranty is headquartered in Charlottesville, Virginia and conducts almost all of its operations through its subsidiary, Guaranty Bank. Guaranty Bank is a community bank serving the Charlottesville and Fluvanna markets. Guaranty Bank (the "Bank") operated eight branch locations throughout the year 2002, one of which was located in the Harrisonburg market. The Bank closed on the sale of the Harrisonburg branch to FNB Southeast, on January 24, 2003.

Guaranty made tremendous progress during calendar year 2002, which was the second year of its strategic repositioning to become a high performing banking company. Management continued to focus on initiatives that were established in 2001 to improve earnings. Guaranty realized substantial growth in earnings and maintained a high level of asset quality, even while experiencing a continued decline in the Federal Reserve's discount rate, which underwent an additional 50 basis point reduction in the fourth quarter of 2002, to .75%. As a result of Guaranty's focused effort on attracting low-cost deposits, the net interest margin widened year-over-year from 3.51 to 4.58%.

In October 2000, Guaranty and the Bank, entered into a Written Agreement (the "Agreement") with the Federal Reserve Bank of Richmond and the Bureau of Financial Institutions with respect to various operating policies and procedures. As a result of the Agreement, the Bank revised its asset/liability management, liquidity, risk management, loan administration and capital adequacy policies. Guaranty addressed all of the issues raised in the Agreement and gained formal written relief from the Agreement in October 2002. As a result of the Agreement, Guaranty suspended dividends to its common shareholders from the third quarter of 2002 through the fourth quarter of 2002. Guaranty's Board of Directors re-instated a dividend to shareholders on January 23, 2003, in the amount of 7.5 cents per share for shareholders of record as of January 29, 2003, payable February 10, 2003.

Guaranty's 2002 financial performance reflected a planned reduction in total assets. This planned reduction in total assets is indicative of Guaranty's emphasis changing from aggressive growth to profitability management. Combined with increased earnings, the net result increased regulatory capital ratios for both Guaranty and the Bank.

Net Income

Net income for the year ended December 31, 2002, was $1,763,000 ($.89 per diluted share), which represented a $1,245,000, or 240% increase over the net income for the prior year. Factors that significantly contributed to the increased net income were higher net interest income, lower loan loss provision, and decreased personnel and occupancy expenses, offset by lower mortgage banking fees, investment commissions and an increased provision for income taxes.

Net income for the year ended December 31, 2001, was $518,000 ($.26 per diluted share), an $89,000 decrease from the net income reported for the prior year. Decreased net income was due to a reduction in net interest income caused by the impact of declining interest rates on a short-term asset sensitive balance sheet. Increases in operating expenses primarily related to severance expenses arising from management changes also negatively impacted net income for 2001. These changes more than offset increased mortgage banking income and a reduction in the provision for possible loan losses.

Net income for the year ended December 31, 2000, was $607,000 or $.31 per diluted share. These earnings, an increase over 1999 earnings, were the result of increased net interest income and deposit fees, which exceeded increases in operating expenses and additional provisions for possible loan losses. Additionally, net income in 2000 was not impacted by the losses on the sale of investments, which negatively impacted the 1999 earnings.

Net Interest Income

Net interest income is the major component of Guaranty's earnings and is equal to the amount by which interest income exceeds interest expense. Earning assets consist primarily of loans and securities, while deposits and borrowings represent the major portion of interest bearing liabilities. Changes in the volume and mix of assets and liabilities, as well as changes in the yields and rates paid, determine changes in net interest income. The net interest margin is calculated by dividing net interest income by average earning assets.

Net interest income was $8.7 million for the year ended December 31, 2002, a 10.3% increase from $7.9 million in net interest income for the year ended December 31, 2001. The net interest margin was 4.58% for the year ended December 31, 2002, a 107 basis point increase over net interest margin of the prior year. Interest on deposits decreased year-over-year by 61.2%, falling from $8.9 million to $3.5 million. This decrease was the result of a focused effort to attract and retain low-cost deposits, coupled with lower market rates. The average cost of deposits decreased 233 basis points, from 4.57% to 2.24% from December 31, 2001 to December 31, 2002. The impact of lower interest rates offered by the Bank to deposit customers was offset to a certain extent by lower interest earned on interest earning assets. Interest income generated by loans fell from $15.5 million to $11.6 million, a 24.6% decrease. The average yield on loans fell by 118 basis points, to 6.99% for the year ended December 31, 2002, from 8.17% for the prior year. Interest earned on investments decreased by $984,000, predominantly due to lower balances in the investment portfolio. If there are additional prime rate decreases in 2003, the net interest margin will be negatively impacted, as the yield on interest earning assets will generally fall faster than the cost of interest bearing liabilities. Guaranty's net interest margin will be positively impacted by stable or rising rates in 2003.

Net interest income was $7.9 million for the year ended December 31, 2001, a 19.4% decrease from $9.8 million in net interest income for the prior year. The net interest margin for the year ended December 31, 2001, was 3.51%, a 48 basis point decline from 3.99% in the prior year. The net interest margin was compressed throughout 2001 as interest rates on earning assets fell faster than the corresponding decrease in interest rates paid on deposits. During 2001, the yield on the loan portfolio fell by 125 basis points while the cost of interest bearing deposits declined by 62 basis points. This difference was due to the impact of loans with interest rates tied to the prime rate repricing immediately with each rate reduction. In contrast, certificates of deposit are generally issued with maturities of twelve months and the interest rate paid usually does not adjust until maturity. Net interest income was also negatively impacted by a reduction in average loans outstanding to $189.1 million in 2001 from $213.4 million during the prior year.

Net interest income was $9.8 million for the year ended December 31, 2000, 26.5% greater than the $7.7 million reported for the year ended December 31, 1999. The improvement in net interest income reflected higher loan and investment yields, higher average balances and an increased gap between the amount of earning assets and the amount of interest bearing liabilities. The net interest margin increased due to Guaranty shifting its asset base into both commercial and consumer loans and away from more conservatively priced residential mortgage loans. The net interest margin for the year ended December 31, 2000, increased by 56 basis points to 3.99% as compared to the prior year-end. The increase was due to a 97 basis point increase in the yield on earning assets, which exceeded the 54 basis point increase in the cost of interest bearing liabilities.

The following table sets forth average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and the related income, expense and corresponding weighted average yields and costs.

	Year Ended December 31,								
	2002			2001			2000		
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets									
Interest earning assets:									
Securities	**$ 17,226**	**$ 1,086**	**6.30%**	$ 28,303	$ 1,855	6.55%	$ 25,065	$ 1,786	7.13%
Loans	**166,634**	**11,649**	**6.99%**	189,135	15,451	8.17%	213,353	20,103	9.42%
Interest bearing deposits in other banks	**6,078**	**120**	**1.97%**	7,381	336	4.55%	6,668	469	7.03%
Total interest-earning assets/ total interest income	**189,938**	**12,855**	**6.77%**	224,819	17,642	7.85%	245,086	22,358	9.12%
Non-interest earning assets:									
Cash and due from banks	**8,551**			8,134			6,599		
Premises and equipment	**8,185**			9,245			9,454		
Other assets	**4,975**			4,504			4,876		
Less allowance for loan losses	**(2,531)**			(2,523)			(1,798)		
Total non-interest earning assets	**19,180**			19,360			19,131		
Total Assets	**$209,118**			$244,179			$264,217		
Liabilities and Stockholders' Equity									
Interest bearing liabilities:									
Interest bearing deposits:									
Demand accounts	**$ 27,057**	**87**	**0.32%**	$ 23,344	243	1.04%	$20,151	328	1.63%
MMDA accounts	**24,864**	**381**	**1.53%**	21,170	674	3.18%	21,883	1,000	4.57%
Savings	**13,103**	**63**	**0.48%**	11,643	195	1.67%	10,922	245	2.24%
Certificates of deposit	**89,635**	**2,933**	**3.27%**	139,438	7,821	5.61%	149,787	8,949	5.97%
Total interest bearing deposits	**154,659**	**3,464**	**2.24%**	195,595	8,933	4.57%	202,743	10,522	5.19%
FHLB advances and other borrowings	**6,136**	**120**	**1.96%**	4,608	237	5.14%	22,774	1,485	6.50%
Trust preferred bonds	**6,013**	**481**	**8.00%**	6,013	481	8.00%	6,017	465	7.71%
Bonds payable	**486**	**90**	**18.52%**	739	105	14.21%	881	105	11.92%
Total interest bearing liabilities/total interest expense	**154,659**	**4,155**	**2.48%**	206,955	9,756	4.71%	232,415	12,577	5.41%
Non-interest bearing liabilities:									
Demand deposits	**22,879**			18,755			14,409		
Other liabilities	**1,397**			2,259			1,991		
Total liabilities	**191,570**			227,969			248,815		
Stockholders' equity	**17,548**			16,210			15,402		
Total liabilities and Stockholders' equity	**$209,118**			$244,179			$264,217		
Interest spread (1)			**4.29%**			3.13%			3.71%
Net interest income/net interest margin (2)		**$8,700**	**4.58%**		$ 7,886	3.51%		$9,781	3.99%

(1) Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.

(2) Net interest margin is net interest income, expressed as a percentage of average earning assets.

The following table describes the impact on Guaranty's interest income resulting from changes in average balances and average rates for the periods indicated. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Year Ended December 31, 2002 compared to Year Ended December 31, 2001 Change Due To:			Year Ended December 31, 2001 compared to Year Ended December 31, 2000 Change Due To:		
(Dollars in thousands)	Rate	Volume	Increase (Decrease)	Rate	Volume	Increase (Decrease)
Interest income:						
Securities	**$ (71)**	**$ (698)**	**$ (769)**	$ (143)	$ 212	$ 69
Loans	**(2,229)**	**(1,573)**	**(3,802)**	(2,674)	(1,978)	(4,652)
Interest bearing deposits in other banks	**(190)**	**(26)**	**(216)**	(165)	32	(133)
Total interest income	**(2,490)**	**(2,297)**	**(4,787)**	(2,982)	(1,734)	(4,716)
Interest expense:						
Interest bearing deposits:						
Demand accounts	**(168)**	**12**	**(156)**	(118)	33	(85)
MMDA accounts	**(350)**	**57**	**(293)**	(303)	(23)	(326)
Savings	**(139)**	**7**	**(132)**	(62)	12	(50)
Certificates of deposit	**(3,258)**	**(1,630)**	**(4,888)**	(548)	(580)	(1,128)
Total interest bearing deposits	**(3,915)**	**(1,554)**	**(5,469)**	(1,031)	(558)	(1,589)
FHLB advances and other	**(147)**	**30**	**(117)**	(298)	(934)	(1,232)
Bonds payable	**32**	**(47)**	**(15)**	18	(18)	-
Total interest expense	**(4,030)**	**(1,571)**	**(5,601)**	(1,311)	(1,510)	(2,821)
Net interest income	**$ 1,540**	**$ (726)**	**$ 814**	$(1,669)	$ (224)	$(1,895)

Interest Sensitivity

An important element of both earnings performance and liquidity is the management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest-sensitive assets and interest-sensitive liabilities maturing or repricing within a specific time interval. The gap can be managed by repricing assets or liabilities, by selling investments, by replacing an asset or liability prior to maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net income of changes in market interest rates. Guaranty evaluates interest rate risk and then formulates guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon management's outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors.

At December 31, 2002, Guaranty had $25.5 million more liabilities than assets that reprice within one year and therefore was in a one-year liability-sensitive position. A liability-sensitive position or a negative gap will tend to positively impact net earnings in a period of falling interest rates and negatively impact net earnings in a period of rising interest rates. This liability-sensitive position is primarily the result of fixed rate certificates of deposit reaching maturity in one year or less. To decrease the gap between interest-sensitive assets and liabilities, Guaranty is in the process of shifting its deposit mix to include a higher percentage of demand accounts and a lower percentage of certificates of deposit. Guaranty reduced its gap between liabilities and assets that reprice within one year by $13.3 million, from $38.8 million at December 31, 2001.

Guaranty has an Asset/Liability Committee ("ALCO"), which meets regularly to discuss deposit pricing, changes in borrowed money, investment and trading activity, loan sale activity, liquidity levels and the overall interest sensitivity. The actions of this committee are reported to the Board of Directors monthly. The daily monitoring of interest rate risk, investment and trading activity, along with any other significant transactions are managed by the President with input from other ALCO members.

The following table presents the amounts of Guaranty's interest sensitive assets and liabilities that mature or reprice in the periods indicated.

	December 31, 2002 Maturing or Repricing In:			
(Dollars in thousands)	3 Months or less	4-12 Months	1-5 Years	Over 5 Years
Interest-sensitive assets:				
Loans	$ 80,034	$ 23,350	$ 44,569	$ 17,429
Investments and mortgage-backed securities (1)	4	12	477	3,540
Deposits at other institutions	7,487	–	–	–
Total interest-sensitive assets	87,525	23,362	45,046	20,969
Cumulative interest-sensitive assets	87,525	110,887	155,933	176,902
Interest-sensitive liabilities:				
NOW accounts	28,773	–	–	–
Money market deposit accounts	34,445	–	–	–
Savings accounts	12,812	–	–	–
Certificates of deposit	21,048	39,338	10,110	8
Convertible preferred securities	–	–	–	6,013
Bonds payable	3	11	70	306
Total interest-sensitive liabilities	97,081	39,349	10,180	6,327
Cumulative interest-sensitive liabilities	$ 97,081	$136,430	$146,610	$152,937
Period gap	$(9,556)	$(15,987)	$ 34,866	$ 14,642
Cumulative gap	(9,556)	(25,543)	9,323	23,965
Ratio of cumulative interest-sensitive assets to interest-sensitive liabilities	90.16%	81.28%	106.36%	115.67%
Ratio of cumulative gap to total assets	(4.85%)	(12.96%)	4.73%	12.16%

(1) Amounts include Federal Home Loan Bank stock.

Of Guaranty's commercial and construction loans with a maturity of more than one year, approximately $2.9 million have fixed interest rates and $2.4 million have variable interest rates.

Investments

Total investment securities decreased 77.0% to $5.4 million at December 31, 2002, from $23.5 million at December 31, 2001. During 2002, Guaranty took advantage of the sustained low interest rate environment and liquidated $10.4 million of the corporate bonds in the available for sale classification. This decreased the corporate bond portfolio from $13.6 million at December 31, 2001 to $3.2 million at December 31, 2002, in an effort to improve liquidity without incurring investment losses. This strategy results in decreased interest income in the short term, however, the flexibility gained allows Guaranty to build and maintain an investment portfolio better structured to meet future liquidity and profitability objectives.

The following table shows the amortized cost and fair market value of investment securities at the dates indicated.

	December 31, 2002		2001		2000	
	Cost	**Market**	Cost	Market	Cost	Market
(Dollars in thousands)						
Held-to-maturity						
Mortgage-backed securities	**$ 433**	**$ 471**	$ 720	$ 768	$ 950	$ 970
Other	**403**	**403**	250	250	250	250
Total held-to-maturity	**836**	**874**	970	1,018	1,200	1,220
Available for sale						
Corporate bonds	**3,247**	**3,212**	13,620	12,597	19,354	17,508
U.S. Government Agency Obligations	**–**	**–**	8,000	7,970	–	–
Federal Reserve Bank & Other Stocks	**422**	**422**	422	422	422	422
Total available for sale	**3,669**	**3,634**	22,042	20,989	19,776	17,930
Other						
Federal Home Loan Bank Stock	**947**	**947**	1,550	1,550	1,550	1,550
Total	**$5,452**	**$5,455**	$24,562	$23,557	$22,526	$20,700

The following table sets forth the composition of Guaranty's investment portfolio at the dates indicated.

	December 31, 2002		2001		2000	
(Dollars in thousands)	**Book Value**	**% of Total**	Book Value	% of Total	Book Value	% of Total
Investment securities:						
FHLMC mortgage-backed securities	**$ 431**	**7.96**	$ 720	3.06%	$ 950	4.59%
Corporate bonds	**3,212**	**59.29**	12,597	53.58	17,508	84.66
Treasury and agency notes	**–**	**–**	8,220	34.97	250	1.21
FHLB stock	**947**	**17.48**	1,550	6.59	1,550	7.50
Other	**827**	**15.27**	422	1.80	422	2.04
Total Investment securities	**$5,417**	**100.00%**	$23,509	100.00%	$20,680	100.00%

The following table indicates the maturity distribution and yields of investment securities, held as of December 31, 2002.

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
(Dollars in thousands)										
Securities held for investment:										
U.S. Government securities	$ –	–	$ 403	3.07%	$ –	–	$ –	–	$ 403	3.07%
Mortgage backed securities	16	8.52%	77	8.52%	142	8.52%	198	8.52%	433	8.52%
Total	16	8.52%	480	3.94%	142	8.52%	198	8.52%	836	5.89%
Securities held for sale (1):										
Corporate securities	–	–	–	–	1,020	6.45%	2,192	7.67%	3,212	7.28%
Total securities	$ 16	8.52%	$ 480	3.94%	$1,162	6.70%	$2,390	7.74%	$4,048	7.00%

(1) Excludes Federal Reserve stock of $352,250, Federal Home Loan Bank stock of $947,100 and Community Bankers Bank stock of $70,000.

Loans

Net loans consist of total loans minus undisbursed loan funds, deferred loan fees and the allowance for loan losses. Net loans were $163.2 million at December 31, 2002, an 8.1% decline from December 31, 2001. During 2002, the size of Guaranty's loan portfolio decreased as a result of higher credit standards in light of an uncertain economy. Net loans declined to $177.6 million at December 31, 2001, from $201.6 million at December 31, 2000, as Guaranty controlled its growth to increase its regulatory capital ratios.

The following table sets forth the composition of Guaranty's loan portfolio in dollars at the dates indicated.

	December 31,				
	2002	2001	2000	1999	1998
(Dollars in thousands)					
Mortgage Loans:					
Residential	**$20,119**	$ 39,864	$ 54,911	$ 62,796	$ 66,369
Commercial	**7,894**	16,277	3,434	1,179	2,504
Construction and land loans	**38,480**	36,307	59,363	70,009	50,286
Total real estate	**66,493**	92,448	117,708	133,984	119,159
Commercial business loans	**76,651**	66,603	59,120	55,698	34,388
Consumer loans	**22,238**	20,973	27,190	16,960	9,630
Total loans receivable	**165,382**	180,024	204,018	206,642	163,177
Adjustments:					
Deferred fees (costs)	**(110)**	(67)	(27)	40	113
Allowance for losses	**2,242**	2,512	2,396	1,203	1,002
Total net items	**2,132**	2,445	2,369	1,243	1,115
Total loans receivable, net	**$163,250**	$177,579	$201,649	$205,399	$162,062

The changes in Guaranty's loan portfolio over the past five years represent the evolution from a savings association to a full service commercial bank. Commercial business lending began in 1998 and now comprises over 51% of total loans outstanding. During this same time period, residential mortgage loans outstanding have decreased from $66.4 million to $20.1 million. Presently, the majority of the residential mortgage loans originated are sold on a servicing released basis. Construction and land development loans declined in 2001 as Guaranty reduced its loan concentration in speculative real estate lending, and increased in 2002 through implementation of a plan for targeted growth.

The following tables show the composition of Guaranty's loan portfolio by fixed and adjustable rate at the dates indicated.

	December 31,				
	2002	2001	2000	1999	1998
(Dollars in thousands)					
Fixed-Rate Loans:					
Real Estate					
Residential	**$ 8,921**	$ 27,200	$ 20,403	$ 18,277	$ 20,206
Commercial	**–**	–	–	1,179	2,504
Construction and land loans	**–**	–	–	–	–
Total real estate	**8,921**	27,200	20,403	19,456	22,710
Commercial business loans	**15,745**	15,427	12,891	13,678	7,098
Consumer Loans	**3,606**	3,429	3,832	2,825	242
Total fixed-rate loans	**28,272**	46,056	37,126	35,959	30,050
Adjustable-Rate Loans:					
Real Estate					
Residential	**11,198**	12,664	34,508	44,519	46,163
Commercial	**7,894**	16,277	3,434	11,140	12,853
Construction and land loans	**38,480**	36,307	59,363	70,009	50,286
Total real estate	**57,572**	65,248	97,305	125,668	109,302
Commercial business loans	**60,906**	51,176	46,229	30,880	14,437
Consumer loans	**18,632**	17,544	23,358	14,135	9,388
Total adjustable-rate loans	**137,110**	133,968	166,892	170,683	133,127
Total loans receivable	**165,382**	180,024	204,018	206,642	163,177
Less:					
Deferred fees (costs)	**(110)**	(67)	(27)	40	113
Allowances for losses	**2,242**	2,512	2,396	1,203	1,002
Total net items	**2,132**	2,445	2,369	1,243	1,115
Total loans receivable, net	**$163,250**	$177,579	$201,649	$205,399	$162,062

The following table presents the remaining maturities of selected categories of Guaranty's loan portfolio at December 31, 2002.

	Commercial, Financial and Agricultural	Real Estate Construction
(Dollars in thousands)		
Within 1 year	$24,553	$26,083
Variable Rate:		
1 to 5 years	10,262	3,604
After 5 years	39,078	1,237
Total	49,340	4,841
Fixed Rate:		
1 to 5 years	8,170	–
After 5 years	2,482	–
Total	10,652	–
Total	$84,545	$30,924

Contractual principal repayments of loans do not necessarily reflect the actual term of Guaranty's loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and enforcement of due-on-sale clauses, which gives Guaranty the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

Asset Quality

General

Asset quality is an important factor in the successful operation of a financial institution. Banking regulations require insured institutions to classify their own assets and to establish prudent general allowances for losses for assets classified as "substandard" or "doubtful." For the portion of assets classified as "loss," an institution is required to either establish specific allowances of 100% of the amount classified or charge such amounts off its books.

Assets that do not currently expose Guaranty to sufficient risk to warrant classification in one of the aforementioned categories but possess potential weaknesses are required to be designated "special mention" by management. On the basis of management's review of its assets, at December 31, 2002, Guaranty had classified $8.4 million of its loans as substandard. No loans were classified as doubtful or loss at December 31, 2002. Most of Guaranty's assets that have been classified are not included in the table of non-performing assets set forth below because many loans are classified as substandard based on certain criteria or previous credit problems but are currently performing.

Unless well secured and in the process of collection, Guaranty places loans on a non-accrual status after being delinquent greater than 90 days, or earlier in situations in which the loans have developed inherent problems that indicate payment of principal and interest may not be made in full. Whenever the accrual of interest ceases, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received. The loan is reinstated to an accrual basis after it has been brought current as to principal and interest under the contractual terms of the loan.

The following table reflects the composition of non-performing assets at the dates indicated.

	December 31,				
	2002	2001	2000	1999	1998
(Dollars in thousands)					
Non-accrual loans	**$2,363**	$ 187	$ 238	$1,310	$1,686
Restructured loans	–	–	–	–	–
Total non-performing loans	**2,363**	187	238	1,310	1,686
Foreclosed assets	**397**	764	1,301	843	488
Total non-performing assets	**$2,760**	$ 951	$1,539	$2,153	$2,174
Loans past due 90 or more days and accruing interest	**$ 156**	$ 103	$1,587	$ 93	$ 106
Non-performing loans to total loans, at period end	**1.43%**	0.10%	0.12%	0.62%	0.97%
Non-performing assets to period end total loans and foreclosed assets	**1.67%**	0.53%	0.76%	1.02%	1.25%

Delinquent and problem loans

When a borrower fails to make a required payment on a loan, Guaranty attempts to cure the delinquency by contacting the borrower. A notice is mailed to the borrower after a payment is 15 days past due and again when the loan is 30 days past due. For most loans, if the delinquency is not cured within 60 days, Guaranty issues a notice of intent to foreclose on the property and if the delinquency is not cured within 90 days, Guaranty may institute foreclosure action. In most cases, deficiencies are cured promptly.

Allowance for losses on loans

Guaranty provides valuation allowances for anticipated losses on loans when its management determines that full repayment by the borrower is unlikely and the value of the collateral is less than the amount of the unpaid principal of the related loan plus estimated costs of acquisition and sale. In addition, Guaranty also provides reserves based on the dollar amount, risk rating and type of loan. A loss experience percentage is established for each risk rating and loan type and is reviewed quarterly. Each quarter the loss percentage is applied to the portfolio, by risk rating and loan type, to determine the minimum amount of reserves required. Percentages are applied to the various categories of loans, from 0.12% - 1% of satisfactory loans, and from 2% – 100% of loans for less than satisfactory loans. Mortgage loans that are HUD or VA guaranteed are excluded from the allowance for loan loss calculation. Although management believes that it uses the best information available to make such determinations, future adjustments to reserves may be necessary, and net income could be significantly affected, if circumstances differ substantially from assumptions used in making the initial determinations.

An analysis of the allowance for loan losses, including charge-off activity, is presented below for the periods indicated.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
(Dollars in thousands)					
Balance at beginning of period	**$2,512**	$2,396	$1,203	$1,002	$ 935
Provision charged to operations	**100**	333	1,505	486	184
Charge-offs:					
Real estate	**–**	66	229	122	120
Consumer	**14**	15	72	–	–
Commercial	**359**	145	34	165	–
Recoveries:					
Real estate	**–**	1	20	–	3
Consumer	**3**	–	2	2	–
Commercial	**–**	8	1	–	–
Net Charge-offs	**370**	217	312	285	117
Balance, end of period	**$2,242**	$2,512	$2,396	$1,203	$1,002
Allowance for loan losses to period end total loans	1.36%	1.40%	1.17%	0.57%	0.58%
Allowance for loan losses to nonaccrual loans	94.9%	1,343.32%	1,006.72%	91.83%	59.43%
Net charge-offs to average loans	0.22%	0.12%	0.15%	0.15%	0.10%

Provision for loan losses

For the years ended December 31, 2002, 2001 and 2000, the provision for loan losses was approximately $100,000, $333,000 and $1.5 million, respectively. The provision for loan losses decreased for the years ended December 31, 2002 and 2001, as Guaranty's loan portfolio decreased and its allowance for possible losses as a percentage of loans outstanding was above the peer group at each of the years then ended.

Guaranty monitors its loan loss allowance quarterly and makes provisions as necessary. Management believes that the level of Guaranty's loan loss allowance is adequate for its loan portfolio size and mix.

A comparison of the allocation of the allowance for loan losses in dollars by loan category to the percentage of the loan portfolio represented by each category is provided in the following table. Because all of these factors are subject to change, the allocation is not necessarily predictive of future loan losses in the indicated categories.

	December 31,					
	2002		2001		2000	
	Allowance	**Ratio of Loans to Total Gross Loans**	Allowance	Ratio of Loans to Total Gross Loans	Allowance	Ratio of Loans to Total Gross Loans
(Dollars in thousands)						
Residential real estate	**$ 27**	**12.2%**	$ 50	22.1%	$ 109	26.9%
Construction and land	**548**	**23.3**	611	20.2	1,056	29.1
Commercial	**1,434**	**51.1**	1,165	46.0	861	30.7
Consumer and other loans	**110**	**13.4**	105	11.7	137	13.3
Unallocated	**123**	**–**	581	–	233	–
Total	**$2,242**	**100.0%**	$2,512	100.0%	$2,396	100.0%

	December 31,			
	1999		1998	
	Allowance	Ratio of Loans to Total Gross Loans	Allowance	Ratio of Loans to Total Gross Loans
(Dollars in thousands)				
Residential real estate	$ 78	29.8%	$101	38.4%
Construction and land	383	31.4	384	34.7
Commercial	575	30.7	402	21.4
Consumer and other loans	167	8.1	115	5.5
Unallocated	–	–	–	–
Total	$1,203	100.0%	$1,002	100.0%

Non-Interest Income

Guaranty's non-interest income consists primarily of mortgage banking income, loan and deposit fees and servicing income, gains and losses on sale of investment securities, and investment sales commissions. In the first quarter of 2002, Guaranty invested in bank-owned life insurance ("BOLI"). The BOLI will increase in value over the life of the policies, and this increase will have a positive impact on non-interest income.

The following table presents information on the sources and amounts of non-interest income.

	Year Ended December 31,		
Non-Interest Income	**2002**	2001	2000
(Dollars in thousands)			
Mortgage banking income	**$ 999**	$1,093	$ 213
Loan and deposit fees and servicing income	**907**	831	939
Increase in cash surrender value of life insurance	**183**	–	–
Investment sales commissions	**104**	254	195
Net gain (loss) on sale of securities	**20**	3	(76)
Other	**273**	325	227
Total	**$ 2,486**	$2,506	$1,498

Non-interest income decreased for the year ended December 31, 2002, by $20,000. Mortgage banking income decreased approximately $94,000, as the result of a combination of two factors. First, residential mortgage loan originations decreased from $70.7 million for the year ended December 31, 2001, to $45.7 million for the current year, which was partially due to the closing of the mortgage loan production office in Harrisonburg. The second factor affecting mortgage banking income was the increase in fees realized upon the sale of the loans, which averaged 218 basis points compared to 155 basis points in the prior year. Loan and deposit fees and servicing income increased $76,000 from December 31, 2001 to December 31, 2002, due to a continued increased volume of transactions accounts. In the first quarter of 2002, the Board of Directors approved the purchase of $3 million of bank-owned life insurance ("BOLI"). The increase in the cash surrender value of the BOLI amounted to $183,000 for the year ended December 31, 2002. Investment sales commissions decreased by $150,000 for the year ended December 31, 2002, compared to the prior year, due to the departure of key personnel, which resulted in management's re-configuration of the investment sales function, which was still in progress as of December 31, 2002.

Non-interest income increased by $1.0 million to $2.5 million for the year ended December 31, 2001. The increase in non-interest income was due primarily to an increase in income from Guaranty's mortgage banking unit resulting from an increase in sales of residential mortgage loans to $63.5 million from $39.8 million in the prior year. In mid-2001, Guaranty revised its mortgage banking business model and as a result sells all originated residential mortgage loans on a servicing released basis. Residential mortgage loan originations for the year ended December 31, 2001, increased to $70.7 million from $40.1 million in the prior year. The increase was due to the employment of an additional mortgage loan originator in 2001 and the impact of declining interest rates. Service charges on deposit accounts increased by 9.3% to $785,000 for the year ended December 31, 2001, due to increased volume of transaction accounts.

As part of its revised mortgage banking business model, Guaranty sold its residential mortgage loan servicing for others portfolio in 2001 for approximately $900,000. The transfer of the loan servicing, which was completed in October 2001, resulted in a gain of approximately $9,000. With the present practice of selling all residential mortgage loans on a servicing released basis, Guaranty will not accumulate mortgage loan servicing rights as a by-product of its mortgage lending business. Generally, the value of servicing rights moves inversely with the value of interest bearing securities as market interest rates change. Guaranty has found that the value of servicing rights is extremely sensitive to changes in market interest rates, but tends to fall faster as interest rates decline creating volatility in net earnings. Increases and decreases in the value of servicing rights are treated as income or expense. Because Guaranty cannot control or predict changes in the value of servicing rights or the rate of amortization as loans prepay, it decided to exit the mortgage loan servicing business.

Non-Interest Expenses

Non-interest expenses decreased by 8.3% to $8.5 million for the year ended December 31, 2002, compared to $9.3 million for the prior year. Personnel expenses decreased by $250,000, due partially to the strategic re-alignment of several departments, which lowered overall headcount, coupled with the lack of severance costs and recruiting expenses that were incurred in the prior year as the result of turnover in management. Occupancy costs decreased by $244,000, due to lower depreciation expense ($171,000 decrease) due to assets becoming fully depreciated, and rental expense, which decreased by approximately $40,000.

Non-interest expenses increased by 4.7% to $9.3 million for the year ended December 31, 2001. The majority of the increase was related to severance and recruiting expenses resulting from management changes in 2001. For the first seven months of 2001, Guaranty operated nine retail-banking branches due to the opening of the Forest Lakes branch in northern Albemarle County. The retail-banking branch in suburban Richmond was sold in July 2001. Guaranty incurred approximately $152,000 in expenses, consisting primarily of personnel and occupancy expenses prior to its sale.

Non-interest expenses increased by approximately $1.4 million to $8.9 million for the year ended December 31, 2000. The increase was in all categories and reflected the continued growth of Guaranty.

The following table summarizes the main components of non-interest expense.

Non-Interest Expense	2002	2001	2000
	Year Ended December 31,		
(Dollars in thousands)			
Personnel	$4,561	$4,811	$4,227
Occupancy	1,168	1,412	1,353
Data Processing	1,158	1,153	984
Marketing	159	211	317
Professional fees	294	385	423
Other	1,168	1,301	1,549
Total	$8,508	$9,273	$8,853

Income Taxes

Income tax expense for the years ended December 31, 2002, 2001 and 2000, was $814,000, $267,000 and $313,000, respectively. The decreases and increases are a direct result of earnings levels for the respective year-ends. The effective income tax rate was 31.6% for the year ended December 31, 2002, as the increase in cash surrender value of BOLI is a non-taxable item and therefore reduces Guaranty's effective tax rate. The effective tax rate was 34.0% for the years ended December 31, 2001 and 2000.

Sources of Funds

Deposits

Deposits have traditionally been the principal source of Guaranty's funds for use in lending and for other general business purposes. In addition to deposits, Guaranty derives funds from loan repayments, cash flows generated from operations, which includes interest credited to deposit accounts, repurchase agreements entered into with commercial banks and Federal Home Loan Bank ("FHLB") of Atlanta advances. Contractual loan payments are a relatively stable source of funds, while deposit inflows and outflows and the related cost of such funds have varied widely. Borrowings may be used to compensate for reductions in deposits or deposit-inflows at less than projected levels and have been used on a longer-term basis to support expanded lending activities.

Guaranty attracts both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. Guaranty offers statement savings accounts, various checking accounts, various money market accounts, fixed-rate certificates with varying maturities, individual retirement accounts and has expanded to provide products and services for small businesses and brokered deposits. Guaranty's principal use of deposits is to originate loans and fund purchases of investment securities.

At December 31, 2002, deposits were $171.3 million, a 14.6% decline from $200.6 million at December 31, 2001. In order to reduce the overall cost of funds and reduce Guaranty's reliance on high cost time deposits and short-term borrowings as a funding source, management continues to direct extensive efforts towards attracting lower cost transaction accounts. Low-cost transaction accounts comprise 58.7% of total deposits as of December 31, 2002, compared to 41.1% as of December 31, 2001. Current rates offered by Guaranty on certificates of deposit are substantially below those offered two years ago. The majority of certificates of deposit are initially issued with a one-year maturity. As these certificates of deposit continue to mature and reprice, Guaranty's interest expense will decrease and its net interest income will increase. The average cost of certificate of deposits for the year ended December 31, 2002 declined by 234 basis points to 3.27% from the same period a year ago.

At December 31, 2001, deposits were $200.6 million, a 7.6% decrease from $217.0 million at December 31, 2000. The decrease in deposits corresponds with the decrease in the loan portfolio in 2001. During 2001, Guaranty increased its non-interest bearing demand balances by 25.3% to $22.1 million and its interest bearing demand balances by 11.1% to $25.5 million. The financial markets were affected by eleven short-term interest rate reductions totaling 475 basis points in 2001.

The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by Guaranty at the dates indicated.

December 31,	2002	2001	2000
(Dollars in thousands)			
Demand deposit accounts	**$ 53,498**	$ 47,570	$ 40,879
Statement savings account	**12,812**	12,992	10,319
Money market accounts	**34,445**	22,394	18,893
30-to-180-day certificates	**3,326**	1,427	4,613
Seven to eleven month certificates	**856**	6,404	37,027
One-to-five year fixed-rate certificates	**62,857**	105,608	98,540
Eighteen-month prime rate certificates	**3,465**	4,237	6,773
Total	**$171,259**	$200,632	$217,044

The following table contains information pertaining to the average amount of and the average rate paid on each of the following deposit categories for the periods indicated.

Year Ended December 31,	2002		2001		2000	
(Dollars in thousands)	**Average Balance**	**Average Rate Paid**	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest bearing demand deposits	**$ 22,879**	**0.00%**	$ 18,755	0.00%	$ 14,409	0.00%
Interest bearing demand deposits	**51,921**	**0.90%**	44,514	2.06%	42,034	3.16%
Savings deposits	**13,103**	**0.53%**	11,643	1.67%	10,922	2.24%
Time deposits	**89,635**	**3.27%**	139,438	5.61%	149,787	5.97%
Total deposits	**$177,538**	**1.95%**	$214,350	4.17%	$217,152	4.84%

The variety of deposit accounts offered by Guaranty has allowed it to be competitive in obtaining funds and has allowed it to respond with flexibility to, although not to eliminate, the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). The ability of Guaranty to attract and maintain deposits, has been, and will continue to be, significantly affected by market conditions.

The following table sets forth the deposit flows of Guaranty during the periods indicated.

Year Ended December 31,	2002	2001	2000
(Dollars in thousands)			
Opening balance	**$200,632**	$217,044	$199,595
Net deposits	**(32,838)**	(25,345)	6,927
Interest credited	**3,465**	8,933	10,522
Ending balance	**$171,259**	$200,632	$217,044
Net increase (decrease)	**$ (29,373)**	$ (16,412)	$ 17,449
Percent increase (decrease)	**(14.64%)**	(7.56%)	8.74%

The following table indicates the amount of Guaranty's certificates of deposit by time remaining until maturity as of December 31, 2002.

	Maturity				
	3 Months or less	Over 3 to 6 months	Over 6 to 12 months	Over 12 months	Total
(Dollars in thousands)					
Certificates of deposit less than $100,000	$ 18,386	$ 10,592	$ 22,260	$ 7,876	$59,114
Certificates of deposit of $100,000 or more	4,951	1,380	3,458	1,601	11,390
Total of certificates of deposits	$ 23,337	$ 11,972	$ 25,718	$ 9,477	$70,504

Borrowings

As a member of the FHLB of Atlanta, Guaranty is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances from the FHLB of Atlanta. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB of Atlanta may prescribe the acceptable uses to which these advances may be put, as well as the size of the advances and repayment provisions. The advances are collateralized by Guaranty's investment in FHLB stock and certain mortgage loans. See the Notes to Consolidated Financial Statements for information regarding the maturities and rate structure of Guaranty's FHLB advances. At December 31, 2002, Guaranty had no outstanding borrowings from the FHLB compared to $1.0 million and $14.0 million outstanding at the end of the prior two years, respectively.

Guaranty has also used securities sold under agreements to repurchase, with mortgage-backed securities or other securities pledged as collateral. The proceeds have been used for general corporate purposes. Guaranty did not use securities sold under agreements to repurchase during the calendar years 2002 or 2001.

Guaranty uses borrowings to supplement deposits when they are available at a lower overall cost to Guaranty or they can be invested at a positive rate of return.

The following table sets forth the maximum month-end balances, average balances and weighted average rates of FHLB advances and securities sold under agreements to repurchase for the periods indicated.

Year Ended December 31,	**2002**		2001		2000	
(Dollars in thousands)						
Maximum Balance:						
FHLB advances	**$15,000**		$18,000		$31,000	
Securities sold under agreements to repurchase	–		–		16,684	
	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
FHLB advances	**$6,136**	**1.96%**	$4,608	5.14%	$18,147	6.68%
Securities sold under agreements to repurchase	–	–	–	–	4,265	6.39%

The following table sets forth the balances of Guaranty's short-term borrowings at the dates indicated.

December 31,	**2002**	2001	2000
(Dollars in thousands)			
FHLB advances	–	$1,000	$14,000
Weighted average interest rate of short-term FHLB advances	–	2.13%	6.35%

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations, either through the sale of existing assets or the acquisition of additional funds, through asset and liability management. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As a result of Guaranty's management of liquid assets and the ability to generate liquidity through increasing deposits, management believes that Guaranty maintains overall liquidity that is sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

Guaranty's primary sources of funds are deposits, borrowings, loan sales and prepayments and maturities of outstanding loans and investments. While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Excess funds are invested in overnight deposits to fund cash requirements experienced in the normal course of business. Guaranty has been able to generate sufficient cash through its deposits as well as borrowings.

At December 31, 2002, cash and cash equivalents were approximately $15.4 million, which was an increase of $3.0 million over the prior year. Operating activities provided approximately $13.7 million, predominantly generated by the sale of loans. Investing activities provided approximately $19.8 million in cash, primarily through the sale of corporate bonds, in an effort to reduce the market risk of long-term bonds previously held. Cash absorbed through financing activities offset the cash generated by operating and investing activities by approximately $30.6 million, which represents the decrease in deposits that occurred, largely due to decreased certificate of deposit rates.

Cash and cash equivalents were approximately $12.4 million at December 31, 2001. Financing activities reduced cash and cash equivalents by approximately $22.3 million in 2001 due to decreases in deposits and repayment of advances from the FHLB. Approximately $5.8 million was absorbed by operating activities, which was primarily a result of the origination of $70.7 million in residential mortgage loans held for sale that were offset by proceeds from the sale of residential mortgage loans totaling $63.5 million. In addition, investing activities provided approximately $24.9 million that was primarily a result of a net decrease in loans of $27.7 million that was slightly offset by the net purchase of $2.3 million in investments available for sale.

At December 31, 2000, cash and cash equivalents were approximately $15.6 million. Financing activities reduced cash and cash equivalents by approximately $6.1 million during 2000. This amount represents the combination of the net decrease in advances from the FHLB of $6.0 million, a decrease of $16.7 million in securities sold under agreements to repurchase and the growth in deposits of $17.1 million. Approximately $353,000 in dividends to common shareholders were paid during 2000. Daily operating activities provided $3.4 million in cash and cash equivalents. Investing activities provided an additional $5.6 million in cash and cash equivalents that consisted mainly of the sale of $4.8 million in securities and a net decrease in the loan portfolio of $2.6 million. This additional cash flow was used to invest in office properties and equipment (primarily for the new Forest Lakes branch) of $1.3 million, and $453,000 in originated mortgage-servicing rights.

Guaranty uses its sources of funds primarily to meet operating needs, to pay deposit withdrawals and fund loan commitments. At December 31, 2002, total approved loan commitments were $2.5 million. In addition, at December 31, 2002, commitments under unused lines of credit were $49.9 million. Certificates of deposit scheduled to mature or re-price in one year or less at December 31, 2002 totaled $61.0 million.

Management intends to fund anticipated loan closings and operating needs during 2003 through cash on hand, cash generated from operations and anticipated increases in deposits. Current and anticipated marketing programs will be primarily targeted at the attraction of lower cost transaction accounts.

The following summarizes Guaranty's contractual cash obligations and commercial commitments, including maturing certificates of deposit, as of December 31, 2002 and the effect such obligations may have on liquidity and cash flows in future periods.

Contractual Obligations					
	Less Than One Year	2-3 Years	4-5 Years	Over 5 Years	Total
(Dollars in thousands)					
Certificate of deposit maturities (1)	$ 61,027	$ 7,552	$ 1,917	$ 8	$ 70,504
Undisbursed credit lines	49,872	–	–	–	49,872
Commitments to extend credit	2,484	–	–	–	2,484
Standby letters of credit	5,054	–	–	–	5,054
Total obligations	$118,437	$ 7,552	$ 1,917	$ 8	$127,914

(1) Guaranty expects to retain maturing deposits or replace maturing amounts with comparable deposits based on current market interest rates.

Capital represents funds, earned or obtained, over which financial institutions can exercise greater control in comparison with deposits and borrowed funds. The adequacy of Guaranty's capital is reviewed by management on an ongoing basis with reference to size, composition and quality of Guaranty's resources and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will support anticipated asset growth and absorb any potential losses.

Guaranty and the Bank are subject to regulatory capital requirements of the Federal Reserve. At December 31, 2002, Guaranty and the Bank exceeded all such regulatory capital requirements as shown in the following table.

	December 31, 2002	
	Guaranty Financial Corporation	Guaranty Bank
(Dollars in thousands)		
Tier 1 Capital:		
Common stock	$ 2,463	$ 2,000
Capital surplus	9,034	9,742
Cumulative preferred securities (2)	6,013	–
Retained earnings	7,133	12,632
Total Tier 1 Capital	24,643	24,374
Tier 2 Capital:		
Allowance for loan losses (1)	2,076	2,073
Cumulative preferred securities	–	–
Total Tier 2 Capital	2,076	2,073
Total Risk Based Capital	$ 26,719	$ 26,447
Risk Weighted Assets	$165,911	$165,691
Capital Ratios:		
Tier 1 Risk-based	14.87%	14.73%
Total Risk-based	16.12%	15.98%
Tier 1 Capital to average adjusted total assets	12.36%	12.24%

(1) Limited to 1.25% of risk weighted assets.
(2) Limited to 1/3 of core capital.

Impact of Inflation, Changing Prices and Seasonality

The financial statements in this document have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are affected by inflation.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which was effective July 1, 2001. SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests methods. The adoption of SFAS 141 has not had an effect on Guaranty's financial statements.

Also in July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which was effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires a transitional goodwill impairment test six months from the date of adoption and further requires an evaluation of the carrying value of goodwill for impairment annually thereafter. The adoption of SFAS 142 has not had an effect on Guaranty's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Guaranty believes the adoption of SFAS 144 will not have a material effect on Guaranty's financial statements.

On July 6, 2001, the SEC issued Staff Accounting Bulletin No. 102 ("SAB 102"), "Selected Loan Loss Allowance Methodology and Documentation Issues". The bulletin expresses the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses in accordance with generally accepted accounting principles. This includes for each period reported the "books and records of the registrants engaged in lending activities include documentation of: (a) systematic methodology to be employed each period in determining the amount of loan losses to be reported, and (b) rationale supporting each period's determination that the amounts reported were adequate." Management believes that its documentation and methodologies are compliant with SAB 102.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", ("SFAS 146"). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 will not have an effect on Guaranty's financial statements.

In October 2002, the FASB issued SFAS 147, "Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets required as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor – and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. The adoption of SFAS 147 did not have an effect on Guaranty's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Guaranty does not expect the adoption of SFAS 148 to have an effect on the financial statements.

Subsidiary Activities

Guaranty has two subsidiaries, the Bank and Guaranty Capital Trust I (the "Trust"). The Trust was formed on April 29, 1998 and is the holder of the trust preferred securities, which were sold for $6,900,000. See Notes to the Consolidated Financial Statements for information regarding the terms of the securities. The Bank has two wholly owned subsidiaries, GMSC, Inc. ("GMSC") and Guaranty Investments Corporation ("GICO"). GMSC is a financing subsidiary through which Guaranty formed a Real Estate Mortgage Investment Conduit ("REMIC"). Guaranty sells non-deposit investment products through GICO. GICO had a net income of $560, $53,000 and $42,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

In 1987, Guaranty formed GMSC and entered into a REMIC in order to create liquidity. Guaranty utilized the REMIC to pool $19.9 million of fixed rate mortgages into mortgage backed securities, which were used as collateral for bonds sold to private investors. The bonds bore a coupon of 8% and were sold at a discount and costs of issuance of approximately $3.3 million. The bonds' discount and issuance costs are amortized against income as mortgages underlying the bonds repay. For the years ended December 31, 2002, 2001 and 2000, amortization expense was $44,000, $36,000 and $21,000, respectively. The amortization of the REMIC expenses is treated as interest expense.

Critical Accounting Policies, Estimates and Judgments

Guaranty's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent liabilities. Management continually evaluates its estimates and judgments, including those related to the allowance for loan losses and income taxes. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes that, of its significant accounting policies, the most critical accounting policies we apply are those related to the valuation of the loan portfolio.

A variety of factors impact carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of amortization of loan fees, and deferred origination costs. The allowance for loan losses is the most difficult and subjective judgment. The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses determined by analyzing risks associated with specific loans and the loan portfolio, current trends in delinquencies and charge-offs, the views of regulators, changes in the size and composition of loan portfolio and peer comparisons. The analysis also requires consideration of the economic climate and directions, changes in the interest rate environment, which may impact a borrower's ability to pay, legislation impacting the banking industry and economic conditions specific to our service area. Because the calculation of the allowance for loan losses relies on estimates and judgments relating to inherently uncertain events, results may differ from our estimates.

Forward Looking Statements

Guaranty cautions readers that certain statements in this annual report with respect to Guaranty's future operations and business prospects are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by phrases such as "Guaranty expects," "Guaranty believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risks inherent in making loans such as repayment risks and fluctuating collateral values, changing trends in customer profiles and changes in laws and regulations applicable to Guaranty. Although Guaranty believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of Guaranty will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

BDO

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

To the Board of Directors and Stockholders
Guaranty Financial Corporation
Charlottesville, Virginia

We have audited the consolidated balance sheets of Guaranty Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guaranty Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

BDO Seidman, LLP

Richmond, Virginia
January 17, 2003

GUARANTY FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31,	**2002**	2001
ASSETS		
Cash and cash equivalents (including interest bearing deposits of approximately $6,979,000 and $2,739,000)	**$ 15,391,874**	$ 12,437,293
Investment securities (Note 1)		
Held-to-maturity	**836,114**	969,989
Available for sale	**3,634,150**	20,988,725
Investment in Federal Home Loan Bank stock, at cost	**947,100**	1,550,000
Loans receivable, net (Notes 2 and 9)	**163,249,885**	177,578,914
Accrued interest receivable	**909,767**	1,245,266
Real estate owned	**397,155**	763,873
Office properties and equipment, net (Note 3)	**7,442,935**	8,109,789
Other assets (Note 8)	**4,335,896**	1,522,512
	$197,144,876	$225,166,361
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits (Note 4)	**$171,259,105**	$200,631,703
Advances from Federal Home Loan Bank (Note 7)	**–**	1,000,000
Bonds payable (Notes 1 and 6)	**359,847**	595,374
Accrued interest payable	**57,801**	137,491
Prepayments by borrowers for taxes and insurance	**126,802**	164,662
Other liabilities	**721,368**	545,113
Total liabilities	**172,524,923**	203,074,343
Commitments and Contingencies (Notes 10, 11, 13 and 15)		
Convertible preferred securities (Notes 11 and 12)	**6,012,500**	6,012,500
Stockholders' Equity (Notes 12 and 13)		
Preferred stock, par value $1 per share, 500,000 shares authorized, none issued	**–**	–
Common stock, par value $1.25 per share, 4,000,000 shares authorized, 1,970,677 and 1,961,727 shares issued and outstanding	**2,463,346**	2,452,159
Additional paid-in capital	**9,034,207**	8,953,230
Accumulated other comprehensive loss	**(23,007)**	(695,336)
Retained earnings – substantially restricted	**7,132,907**	5,369,465
Total stockholders' equity	**18,607,453**	16,079,518
	$197,144,876	$225,166,361

See accompanying summary of accounting policies and notes to consolidated financial statements.

GUARANTY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	2002	2001	2000
Interest income			
Loans	**$11,648,714**	$15,451,066	$20,102,511
Investment securities	**1,206,296**	2,190,541	2,254,749
Total interest income	**12,855,010**	17,641,607	22,357,260
Interest expense			
Deposits	**3,464,836**	8,932,880	10,522,255
Borrowings	**691,049**	822,993	2,054,883
Total interest expense	**4,155,885**	9,755,873	12,577,138
Net interest income	**8,699,125**	7,885,734	9,780,122
Provision for loan losses (Note 2)	**99,998**	333,467	1,505,000
Net interest income after provision for loan losses	**8,599,127**	7,552,267	8,275,122
Other income			
Mortgage banking income	**999,168**	1,093,393	212,910
Loan and deposit fees and servicing income	**906,785**	830,704	938,500
Increase in cash surrender value of life insurance	**182,825**	–	–
Investment sales commissions	**104,298**	254,433	195,378
Net gain (loss) on sale of securities	**20,125**	3,046	(76,206)
Other	**272,875**	324,679	227,257
Total other income	**2,486,076**	2,506,255	1,497,839
Other expenses			
Personnel	**4,560,540**	4,810,577	4,226,707
Occupancy (Note 10)	**1,167,544**	1,411,567	1,352,567
Data processing (Note 10)	**1,158,381**	1,153,186	983,610
Other	**1,621,038**	1,897,717	2,289,858
Total other expenses	**8,507,503**	9,273,047	8,852,742
Income before income taxes	**2,577,700**	785,475	920,219
Provision for income taxes (Note 8)	**814,258**	267,100	313,103
Net income	**$ 1,763,442**	$ 518,375	$ 607,116
Basic and Diluted Earnings Per Share	**$ .89**	$ .26	$ .31

See accompanying summary of accounting policies and notes to consolidated financial statements.

GUARANTY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31,	**2002**	2001	2000
Net income	**$1,763,442**	$518,375	$607,116
Other comprehensive income			
Unrealized gains on securities arising during period	**1,038,806**	795,429	514,370
Reclassification adjustment for (gains) losses included in net income	**(20,125)**	(3,046)	76,206
Other comprehensive income, before tax	**1,018,681**	792,383	590,576
Income tax expense related to items of other comprehensive income	**(346,352)**	(269,410)	(200,796)
Other comprehensive income, net of tax	**672,329**	522,973	389,780
Comprehensive income	**$2,435,771**	$1,041,348	$996,896

See accompanying summary of accounting policies and notes to consolidated financial statements.

GUARANTY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 1999	$2,452,159	$8,943,119	$(1,608,089)	$4,479,382	$14,266,571
Cash dividend	–	–	–	(235,408)	(235,408)
Other comprehensive income	–	–	389,780	–	389,780
Repurchase of trust preferred securities (note 12)	–	10,111	–	–	10,111
Net income	–	–	–	607,116	607,116
Balance, December 31, 2000	2,452,159	8,953,230	(1,218,309)	4,851,090	15,038,170
Other comprehensive income	–	–	522,973	–	522,973
Net income	–	–	–	518,375	518,375
Balance, December 31, 2001	2,452,159	8,953,230	(695,336)	5,369,465	16,079,518
Other comprehensive income	–	–	672,329	–	672,329
Issuance of Common Stock (Note 13)	11,187	80,977	–	–	92,164
Net income	–	–	–	1,763,442	1,763,442
Balance, December 31, 2002	**$2,463,346**	**$9,034,207**	**$ (23,007)**	**$7,132,907**	**$18,607,453**

See accompanying summary of accounting policies and notes to consolidated financial statements.

GUARANTY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2002	2001	2000
Operating activities			
Net income	**$ 1,763,442**	$ 518,375	$ 607,116
Adjustments to reconcile net income to net cash provided (absorbed) by operating activities:			
Provision for loan losses	**99,998**	333,467	1,505,000
Provision for loss on sale of other real estate owned	**86,701**	–	–
Depreciation and amortization	**585,810**	1,122,468	721,954
Deferred loan fees	**(109,386)**	(72,009)	(63,298)
Net amortization of premiums and accretion of discounts	**134,398**	160,696	(92,757)
Gain on sale of loans	**(999,168)**	(1,249,393)	(338,318)
Originations of loans held for sale	**(45,748,750)**	(70,683,960)	(40,142,264)
Proceeds from sale of loans	**57,437,524**	63,478,428	39,803,946
Loss (gain) on sale of held to maturity and securities available for sale	**(20,125)**	(3,046)	76,206
Loss (gain) on disposal of office properties and equipment	**(7,481)**	(3,036)	27,554
Loss on sale of real estate owned	**22,416**	–	–
Gain on sale of branch	–	(79,289)	–
Changes in:			
Accrued interest receivable	**335,499**	833,425	(335,755)
Other assets	**167,924**	87,544	1,865,189
Accrued interest payable	**(79,690)**	(256,296)	135,908
Income taxes	**(120,548)**	156,510	36,108
Prepayments by borrowers for taxes and insurance	**(37,860)**	(99,311)	(229,752)
Other liabilities	**176,255**	(212)	(186,381)
Net cash provided (absorbed) by operating activities	**13,686,959**	(5,755,639)	3,390,456
Investing activities			
Net decrease in loans	**3,392,299**	27,695,518	2,559,072
Repayments on held to maturity securities	**286,302**	229,620	383,340
Purchase of held to maturity securities	**(812,434)**	(250,000)	(250,000)
Proceeds from retirement of held to maturity securities	**650,000**	250,000	–
Purchase of securities available for sale	–	(26,000,000)	–
Proceeds from sales of securities available for sale	**18,378,584**	23,683,500	4,798,122
Sale of FHLB stock	**602,900**	–	500,000
Purchase of FHLB stock	–	–	(550,000)
Purchase of other stock	–	–	(102,500)
Proceeds from sales of real estate owned	**514,451**	830,293	–
Improvements to real estate owned	**(66,337)**	–	–
Purchase of bank owned life insurance	**(3,000,000)**	–	–
Increase in bank owned life insurance	**(213,694)**	–	–
Net decrease in cash from sale of branch:			
Proceeds from sale of loans	–	4,358,781	–
Sale of deposits	–	(7,143,692)	–
Proceeds from sale of office properties, equipment and land	–	1,057,608	–
Origination of mortgage servicing rights	–	(331,307)	(453,285)
Proceeds from sales of mortgage servicing rights, net	–	825,938	–
Purchase of office properties and equipment	**(1,194,301)**	(374,986)	(1,295,199)
Proceeds from sales of office properties and equipment	**1,289,408**	109,883	–
Net cash provided by investing activities	**19,827,178**	24,941,156	5,589,550

(continued)

GUARANTY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Year Ended December 31,	2002	2001	2000
Financing activities			
Net increase (decrease) in deposits	**(29,372,598)**	(9,101,991)	17,132,526
Repayment of Federal Home Loan Bank advances	**(49,000,000)**	(62,000,000)	(62,000,000)
Proceeds from Federal Home Loan Bank advances	**48,000,000**	49,000,000	56,000,000
Payments on bonds payable, including unapplied payments	**(279,122)**	(196,445)	(130,977)
Decrease in securities sold under agreements to repurchase	–	–	(16,650,250)
Repurchase of convertible preferred securities	–	–	(62,500)
Proceeds from issuance of common stock, net	**92,164**	–	–
Dividends paid	–	–	(353,111)
Net cash absorbed by financing activities	**(30,559,556)**	(22,298,436)	(6,064,312)
Increase (decrease) in cash and cash equivalents	**2,954,581**	(3,112,919)	2,915,694
Cash and cash equivalents, beginning of year	**12,437,293**	15,550,212	12,634,518
Cash and cash equivalents, end of year	**$15,391,874**	$12,437,293	$15,550,212

See accompanying summary of accounting policies and notes to consolidated financial statements.

GUARANTY FINANCIAL CORPORATION
SUMMARY OF ACCOUNTING POLICIES

Nature of Business and Regulatory Environment

Guaranty Financial Corporation ("Guaranty") is a bank holding corporation whose principal assets are its wholly-owned subsidiaries, Guaranty Bank ("the Bank") and Guaranty Capital Trust I. Bank provides a full range of banking services to individual and corporate customers.

The Federal Deposit Insurance Corporation ("FDIC") is the federal deposit insurance administrator for both banks and savings associations. The FDIC has specific authority to prescribe and enforce such regulations and issue such orders as it deems necessary to prevent actions or practices by financial institutions that pose a serious threat to the Bank Insurance Fund.

Principles of Consolidation

The consolidated financial statements include the accounts of Guaranty, its wholly-owned subsidiaries, Guaranty Capital Trust I and the Bank, and the Bank's wholly-owned subsidiaries, GMSC, Inc. and Guaranty Investment Corp. All material intercompany accounts and transactions have been eliminated in the consolidation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made in the prior year consolidated financial statements and notes to conform to the December 31, 2002 presentation.

Investment Securities

Investments in securities are classified as either held-to-maturity, available for sale, or trading, according to management's intent and ability.

Investments in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Investment in Federal Home Loan Bank stock is stated at cost.

Investments in debt and equity securities classified as available-for-sale are stated at market value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effect, until realized.

If any, investments in debt and equity securities classified as trading would be stated at market value. Unrealized holding gains and losses for trading securities would be included in the statement of operations. Guaranty held no securities that were classified as trading as of December 31, 2002 or 2001.

Gains and losses on the sale of securities are determined using the specific identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Guaranty had approximately $332,000, $14,279,000 and $2,193,000 of loans held for sale at December 31, 2002, 2001 and 2000, respectively. The estimated market value of these loans exceeded their carrying cost.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loans receivable consists primarily of long-term real estate loans secured by first deeds of trust on single-family residences, other residential property, commercial property, construction and land located primarily in the state of Virginia. Interest income on mortgage loans is recorded when earned and is recognized based on the level yield method.

Guaranty defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments. Any unamortized net fees on loans fully repaid or sold are recognized as income in the year of repayment or sale.

Sale of Loans and Participation in Loans

Guaranty generates funds by selling loans to the Federal Home Loan Mortgage Corporation and other investors. In mid-2001, Guaranty changed its mortgage banking business model to sell all residential mortgage loans originated on a servicing released basis. As part of this revised business model, Guaranty sold its residential mortgage loan servicing for others portfolio for $918,000 in 2001. Under prior servicing agreements, Guaranty continued to service the loans and the participant is paid its share of principal and interest collections.

Historically, Guaranty allocated the cost of acquiring or originating mortgage loans between the mortgage servicing rights and the loans, based on their relative fair values, if the bank sold or securitized the loans and retained the mortgage servicing rights. Guaranty assessed its capitalized mortgage servicing rights for impairment based on the fair value of those rights.

The cost of mortgage servicing rights was amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights was assessed based on the fair value of those rights. Fair values were estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights were stratified based on the predominant risk characteristics of the underlying loans. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Allowance for Possible Loan Losses

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb future loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, past loan loss experience, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating future loan losses. Additions to the allowance are charged to operations. Loans are charged-off partially or wholly at the time management determines collectibility is not probable. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by Guaranty's regulators.

Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier if collection is uncertain based upon an evaluation of the value of the underlying collateral and the financial strength of the borrower. Loans may be reinstated to accrual status when all payments are brought current and, in the opinion of management, collection of the remaining balance can be reasonably expected. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest.

A loan is considered to be impaired when it is probable that Guaranty will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. A performing loan may be considered impaired. The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's original effective interest rate.

For impaired loans that are on nonaccrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a nonaccrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

At December 31, 2002 and 2001 Guaranty had no loans that were considered impaired.

Real Estate Owned

Real estate acquired through foreclosure is initially recorded at the lower of fair value, less selling costs, or the balance of the loan on the property at date of foreclosure. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value, less selling costs.

Securities Sold Under Agreements to Repurchase

Guaranty enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Fixed-coupon reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets. The dollar amount of securities underlying the agreements remain in the asset accounts.

Office Properties and Equipment

Office properties and equipment are stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed using the straight-line method over the estimated useful lives of the individual assets or the terms of the related leases, if shorter, for leasehold improvements. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to expense as incurred.

Income Taxes

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

For tax years beginning prior to January 1, 1996, savings banks that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed, within limitations, to deduct from taxable income an allowance for bad debts using the "percentage of taxable income" method. The cumulative bad debt reserve, upon which no taxes have been paid, was approximately $236,000 at December 31, 1998.

Section 1616 of the Small Business Job Protection Act (the "Act") of 1996 repealed the percentage of taxable income method of computing bad debt reserve, and requires the recapture into taxable income of "excess reserves", on a ratable basis over the next six years. Excess reserves are defined, in general, as the excess of the balance of the tax bad debt reserve (using the percentage of taxable income method) as of the close of the last tax year beginning before January 1, 1996 over the balance of the reserve as of the close of the last tax year beginning before January 1, 1988. The recapture of the reserves is deferred if Guaranty meets the "residential loan requirement" exception, during either or both of the first two years beginning after December 31, 1995. The residential loan requirement is met, in general, if the principal amount of residential loans made by Guaranty during the year is not less than Guaranty's "base amount". The base amount is defined as the average of the principal amounts of residential loans made during the six most recent tax years beginning before January 1, 1996.

As a result of the Act, Guaranty must recapture into taxable income approximately $354,000 ratably over six years, which began December 31, 1998, since Guaranty met the residential loan requirement exemption for the period ended December 31, 1997.

Basic and Diluted Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity. The basic and diluted weighted average number of shares of common stock outstanding were 1,963,415, 1,961,727 and 1,961,727 for the years ended December 31, 2002, 2001 and 2000, respectively.

Statements of Cash Flows

Cash and cash equivalents include Federal funds sold with original maturities of three months or less. Interest paid was approximately $4,236,000, $10,012,000 and $12,713,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Cash paid for income taxes was approximately $811,000, $380,000 and $697,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Real estate acquired in the settlement of loans was approximately $191,000, $305,000 and $941,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which was effective July 1, 2001. SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests methods. The adoption of SFAS 141 has not had an effect on Guaranty's financial statements.

Also in July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which was effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires a transitional goodwill impairment test six months from the date of adoption and further requires an evaluation of the carrying value of goodwill for impairment annually thereafter. The adoption of SFAS 142 has not had an effect on Guaranty's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Guaranty believes the adoption of SFAS 144 will not have a material effect on Guaranty's financial statements.

On July 6, 2001, the SEC issued Staff Accounting Bulletin No. 102 ("SAB 102"), "Selected Loan Loss Allowance Methodology and Documentation Issues". The bulletin expresses the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses in accordance with generally accepted accounting principles. This includes for each period reported the "books and records of the registrants engaged in lending activities include documentation of: (a) systematic methodology to be employed each period in determining the amount of loan losses to be reported, and (b) rationale supporting each period's determination that the amounts reported were adequate." Management believes that its documentation and methodologies are compliant with SAB 102.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", ("SFAS 146"). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. Guaranty does not expect the adoption of SFAS 146 to have an effect on the financial statements.

In October 2002, the FASB issued SFAS 147, "Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets required as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor – and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. The adoption of SFAS 147 did not have an effect on the Guaranty's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Management does not expect the adoption of SFAS 148 to have an effect on the Guaranty's financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Investment Securities

A summary of the carrying value and estimated market value of investment securities is as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
December 31, 2002				
Held to Maturity				
Mortgage-backed securities	$ 432,656	$38,152	–	$ 470,808
U.S. Treasury Bonds	403,458	–	–	403,458
Total Held to Maturity	836,114	38,152	–	874,266
Available for Sale				
Corporate bonds	3,246,760	–	(34,860)	3,211,900
Other	422,250	–	–	422,250
Total Available for Sale	3,669,010	–	(34,860)	3,634,150
Total Investment Securities	$4,505,124	$38,152	$(34,860)	$4,508,416
December 31, 2001				
Held to Maturity				
Mortgage-backed securities	$ 719,989	$48,288	$ –	$ 768,277
U.S. Treasury Bonds	250,000	–	–	250,000
Total Held to Maturity	969,989	48,288	–	1,018,277
Available for Sale				
U.S. Government Agency Bonds	8,000,000	–	(30,125)	7,969,875
Corporate bonds	13,620,016	–	(1,023,416)	12,596,600
Other	422,250	–	–	422,250
Total Available for Sale	22,042,266	–	(1,053,541)	20,988,725
Total Investment Securities	$23,012,255	$48,288	$(1,053,541)	$22,007,002

The amortized cost and estimated market value of available for sale and held to maturity securities at December 31, 2002 by maturity is as follows:

	Amortized Cost	Estimated Market Value
Held to Maturity		
Mortgage-backed securities	$ 432,656	$ 470,808
U.S. Treasury Bonds	403,458	403,458
Total Held to Maturity	836,114	874,266
Available for Sale		
Corporate bonds and other due after five years	3,246,760	3,211,900
Other	422,250	422,250
Total Available for Sale	3,669,010	3,634,150
Total Investment Securities	$4,505,124	$4,508,416

1. Investment Securities (continued)

Gross gains and losses from the sale of securities during the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002		2001		2000	
	Gains	**Losses**	Gains	Losses	Gains	Losses
Held to Maturity	**$ –**	**$ –**	$ –	$ –	$ –	$ –
Available for Sale	**20,125**	**–**	3,046	–	–	76,206
Totals	**$20,125**	**$ –**	$3,046	$ –	$ –	$76,206

Mortgage backed securities of approximately $433,000 and $720,000 December 31, 2002 and 2001, respectively, were pledged for bonds payable (Note 6).

2. Loans Receivable

Loans receivable are summarized as follows:

December 31,	**2002**	2001
Mortgage loans		
Residential	**$20,118,677**	$ 39,854,284
Commercial	**7,893,953**	16,276,612
Construction and land loans	**38,479,836**	36,307,260
Total real estate	**66,492,466**	92,438,156
Commercial business loans	**76,651,355**	66,603,247
Consumer loans	**22,238,245**	20,982,986
Total loans receivable	**165,382,066**	180,024,389
Less		
Deferred loan fees (costs), net	**(109,911)**	(66,525)
Allowance for loan losses	**2,242,092**	2,512,000
	2,132,181	2,445,475
	$163,249,885	$177,578,914

The allowance for loan losses is summarized as follows:	Amount
Balance at December 31, 1999	$1,203,238
Provision charge to expense	1,505,000
Net charge-offs	(311,726)
Balance at December 31, 2000	2,396,512
Provision charged to expense	333,467
Net charge-offs	(217,979)
Balance at December 31, 2001	2,512,000
Provision charged to expense	99,998
Net charge-offs	(369,906)
Balance at December 31, 2002	**$2,242,092**

2. Loans Receivable (continued)

Guaranty serviced loans for others aggregating approximately $12.4 million and $13.2 million at December 31, 2002 and 2001, respectively. The servicing rights to approximately $189,000,000 in loans were sold and transferred during 2001. Mortgage servicing rights of $0 and $331,307 were capitalized during the years ended December 31, 2002 and 2001, respectively.

Gross gains and gross losses on the sale of loans and servicing totaling approximately $999,000 and $0, $1,249,000 and $0, and $643,000 and $305,000 were realized during the years ended December 31, 2002, 2001 and 2000, respectively.

3. Office Properties and Equipment

Office properties and equipment are summarized as follows:

December 31,	**2002**	2001
Land	**$2,817,101**	$3,123,848
Building and leasehold improvements	**4,062,185**	4,419,899
Furniture and fixtures	**1,335,238**	1,293,824
Equipment	**2,546,040**	2,309,371
Automobiles	–	32,949
	10,760,564	11,179,891
Less accumulated depreciation and amortization	**3,317,629**	3,070,102
Net office properties and equipment	**$7,442,935**	$8,109,789

4. Deposits

Deposits are summarized as follows:

December 31,	**2002**	2001
Statement savings accounts	**$ 12,811,611**	$ 12,991,825
Demand deposit accounts	**53,498,243**	47,569,392
Money market accounts	**34,444,896**	22,394,469
	100,754,750	82,955,686
Time deposits	**70,504,355**	117,676,017
	$171,259,105	$200,631,703

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $11,390,000 and $20,589,000 at December 31, 2002 and 2001, respectively.

At December 31, 2002, scheduled maturities of certificates are as follows (rounded to the nearest thousand):

Year Ending December 31,	
2003	$61,027,000
2004	6,362,000
2005	1,190,000
2006	1,917,000
2007 and thereafter	8,000
	$70,504,000

5. Fair Value of Financial Instruments

The estimated fair values of Guaranty's financial instruments are as follows:

December 31,	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and short-term investments	**$ 15,391,874**	**$ 15,392,000**	$ 12,437,293	$ 12,437,000
Securities	**4,470,264**	**4,508,000**	21,958,714	22,008,000
Loans, net of allowance for loan losses	**163,249,885**	**164,798,000**	177,578,914	174,715,000
Financial liabilities				
Deposits	**171,259,105**	**171,729,000**	200,631,703	201,277,000
Advances from Federal Home Loan Bank	–	–	1,000,000	1,000,000
Bonds payable	**359,847**	N/A	595,374	N/A

	Notional Amount	Fair Value	Notional Amount	Fair Value
Unrecognized financial instruments				
Commitments to extend credit	$52,356,000	$52,356,000	$ 52,009,000	$ 52,009,000

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and short-term investments

For those short-term investments, the carrying amount is a reasonable estimate of fair value.

Securities

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan receivables

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans such as the borrower's creditworthiness and compensating balances and dissimilar types of real estate held as collateral.

Deposit liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank

For advances that mature within one year of the balance sheet date, carrying value is considered a reasonable estimate of fair value.

5. Fair Value of Financial Instruments (continued)

The fair values of all other advances are estimated using discounted cash flow analysis based on Guaranty's current incremental borrowing rate for similar types of advances.

Securities sold under agreement to repurchase

Fixed-coupon reverse repurchase agreements are treated as short-term financings. The carrying value is considered a reasonable estimate of fair value.

Bonds payable

Due to the nature and terms (Note 6) of the bonds payable held by GMSC, Inc. at December 31, 2002 and 2001, it was not deemed practicable to estimate the fair value.

Commitments to extend credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the borrowers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Because of the competitive nature of the marketplace loan fees vary greatly with no fees charged in many cases.

Forward Commitments to purchase mortgage-backed securities

Fair values are based on quoted market prices or dealer quotes.

6. Bonds Payable

In October 1987, GMSC, Inc. issued serial bonds (the "Bonds") collateralized by mortgage-backed securities which are treated as a real estate mortgage investment conduit ("REMIC") under the Internal Revenue Code of 1986 for federal tax purposes. The Bonds are secured by an indenture between GMSC, Inc. and the Bank of New York, acting as trustee for the bondholders. The Bonds are summarized as follows:

December 31,	**2002**	2001
Serial Bonds		
Class A-3, maturing January 20, 2019, at 8.0%	**$455,428**	$739,648
Unapplied payments	**(30,000)**	(35,098)
	425,428	704,550
Less unamortized discount	**(65,581)**	(109,176)
	$359,847	$595,374

The Bonds are repaid in conjunction with the net cash flow from the mortgage-backed securities together with the reinvestment income thereon. As a result, the actual life of the Bonds is less than their stated maturities. Interest is paid as incurred on the Class A-3 Bonds. The indenture also provides for the establishment of two trust accounts to insure the timely payment of interest, debt maturities, trustee and accounting fees and other expenses. The account established for payment of trustee and accounting fees is included in cash on the balance sheet. The account established for payment of interest and debt maturities is netted with cash and bonds payable on the balance sheet.

7. Advances From Federal Home Loan Bank

Information related to borrowing activity from the Federal Home Loan Bank is as follows:

Year Ended December 31,	**2002**	2001
Maximum amount outstanding during the year	**$15,000,000**	$18,000,000
Average amount outstanding during the year	**$ 6,136,000**	$ 4,608,000
Average interest rate during the year	**1.96%**	5.14%

8. Income Taxes

The provision for income taxes as presented in the consolidated statements of operations are as follows:

Year Ended December 31,	**2002**	2001	2000
Current income tax	**$927,972**	$285,743	$744,103
Deferred income tax expense (benefit)	**(113,714)**	(18,643)	(431,000)
	$814,258	$267,100	$313,103

Reconciliations of the provision for income taxes computed at the federal statutory income tax rate to the effective rate follows:

Year Ended December 31,	**2002**	2001	2000
Tax expense at statutory rate	**$876,418**	$267,062	$312,874
Adjustments			
Other	**62,160**	38	229
	$814,258	$267,100	$313,103

The components of the net deferred income taxes, which is included in other assets in the balance sheet, are as follows:

December 31,	**2002**	2001
Deferred tax asset		
Bad debt reserves	**$ 742,000**	$ 814,000
REO reserves	**82,000**	68,000
Deferred loan fees	**7,000**	8,000
Available for sale securities	**12,000**	358,000
Other	**23,000**	–
Total deferred tax asset	**866,000**	1,248,000
Deferred tax liability		
GMSC REMIC	**63,000**	81,000
Fixed assets	**405,000**	305,000
Other	**–**	118,000
Total deferred tax liability	**468,000**	504,000
Net deferred tax asset	**$398,000**	$ 744,000

9. Related Party Transactions

In the normal course of business, Guaranty makes loans to directors, officers and other related parties. These loans are made on substantially the same terms as those prevailing at the time for comparable transactions with the other borrowers.

The following is a summary of loan transactions with directors, officers and other related parties:

December 31,	**2002**	2001
Balance at the beginning of year	**$2,044,000**	$1,165,000
Additional loans	**171,000**	1,978,000
Loan reductions	**(146,000)**	(1,099,000)
Balance at end of year	**$2,069,000**	$2,044,000

10. Commitments and Contingencies

Guaranty leases office space under operating leases expiring at various dates through 2012 and has contracts for data processing services whose initial term expires in February 2004 and requires minimum payments of $60,100 per month. Future minimum rental and data processing payments required that have initial or remaining noncancelable terms in excess of one year as of December 31, 2002, are as follows:

	Amount	
Year Ending December 31,	Leases	Data Processing
2003	$ 166,200	$721,200
2004	162,100	70,100
2005	141,800	–
2006	144,200	–
2007 and thereafter	1,698,000	–
	$2,312,300	$791,300

Total rental expense amounted to approximately $140,000, $179,000 and $108,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Total data processing expense amounted to approximately $1,049,000, $1,037,000 and $926,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Guaranty is defendant in various lawsuits incidental to its business. Management is of the opinion that its financial position will not be materially affected by the ultimate resolution of any pending or threatened litigation.

11. Convertible Preferred Stock

On April 29, 1998, Guaranty formed Guaranty Capital Trust I (the "Trust"), a wholly owned subsidiary. The Trust issued 276,000 shares of 7.0% convertible preferred securities maturing May 5, 2028 for $6,900,000, with an option to call on or after April 29, 2003. Conversion of the preferred securities into Guaranty's stock may occur at any time prior to maturity. The Trust also issued 8,537 shares of convertible common stock for $213,425. Guaranty purchased all shares of the common stock. The proceeds from the sale of the preferred securities were utilized to purchase from Guaranty junior subordinated debt securities (guaranteed by the Bank), of $7,113,425 bearing interest at 7.0% and maturing May 5, 2028. All intercompany interest and equity was eliminated in consolidation.

In January 2000, Guaranty repurchased 2,500 shares of the cumulative preferred securities at a price of $17.50 per share which resulted in a net gain, recognized in the statement of stockholders' equity, on the repurchase of $10,111. In December 1999, Guaranty repurchased 33,000 shares of the cumulative preferred securities at an average price of $17.97 per share which resulted in a net gain, recognized in the statement of stockholders' equity, on the repurchase of $101,000.

12. Stockholders' Equity

The following table represents the Bank's regulatory capital levels.

December 31, 2002	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount
Tier 1 risk based	**$ 6,628,000**	**4.00%**	**$24,373,000**	**14.71%**	**$17,745,000**
Total risk based capital	**13,255,000**	**8.00**	**26,447,000**	**15.96**	**13,192,000**

December 31, 2001	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount
Tier 1 risk based	$ 7,279,000	4.00%	$22,542,000	12.39%	$15,263,000
Total risk based capital	14,560,000	8.00	24,818,000	13.64	10,258,000

The ratios which have been established for well-capitalized banks are 6% and 10% for Tier 1 risk based capital and total risk based capital, respectively. Guaranty may not declare or pay a cash dividend, or repurchase any of its capital stock if the effect thereof would cause the net worth of Guaranty to be reduced below the net worth requirement imposed by federal regulations.

Proceeds from the Trust Preferred Securities were contributed to capital of the Bank and are included, to the extent allowed, in the calculation of regulatory capital.

On October 26, 2000, Guaranty and the Bank entered into a Written Agreement with the Federal Reserve Bank of Richmond and the Bureau of Financial Institutions of the Commonwealth of Virginia with respect to various operating policies and procedures. The agreement restricted Guaranty from paying dividends or incurring any debt at the holding company level without prior regulatory approval. In addition, the Bank, was also prohibited from paying intercompany dividends to Guaranty without prior regulatory approval. Guaranty and the Bank gained formal relief from the Written Agreement in October 2002.

13. Stock Option Plan

Guaranty has a non-compensatory stock option plan (the "Plan") designed to provide long-term incentives to key employees. All options are exercisable upon date of vesting.

The following table summarizes options outstanding:

	2002		2001		2000	
	Shares	Weighted - average exercise price	Shares	Weighted - average exercise price	Shares	Weighted - average exercise price
Options outstanding at beginning of period	**57,912**	**$12.07**	101,900	$14.16	130,000	$13.69
Granted	**47,500**	**8.59**	16,512	8.74	–	–
Forfeited	**(21,500)**	**12.45**	(60,500)	12.10	(28,100)	12.00
Exercised	**(7,900)**	**10.59**	–	–	–	–
Options outstanding at end of period	**76,012**	**10.01**	57,912	12.07	101,900	$14.16
Options exercisable at end of period	**76,012**		48,900		73,200	

The weighted average fair value of options granted during the year ended December 31, 2002 and 2001 was $2.74 and $4.28, respectively.

Guaranty applies Accounting Principals Board Opinion No. 25 in accounting for stock options granted to employees. Had compensation expense been determined based upon the fair value of the awards at the grant date and consistent with the method under Statement of Financial Accounting Standards 123, Guaranty's net earnings and net earnings per share would have been decreased to the pro forma amounts indicated in the following table:

Year Ended December 31,	**2002**	2001	2000
Net income			
As reported	$1,763,442	$518,375	$607,116
Pro forma	1,677,417	498,434	607,116
Net income per share (basic and diluted)			
As reported	$ 0.89	$ 0.26	$ 0.31
Pro forma	0.85	0.25	0.31

The fair value of each option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants for the year ended December 31, 2002: a risk free interest rate of 4.97%, dividend yield of 2%, expected weighted average term of 7.0 years, and a volatility of 30%.

14. Employee Benefit Plans

Effective February 16, 1989, Guaranty adopted a 401(k) profit-sharing plan in which all employees are eligible to participate after one year of service and are at least twenty-one years of age. Participants may elect to contribute a percentage of their compensation to the plan. Guaranty may make contributions to the plan at its discretion. Guaranty's contributions are allocated to employee accounts using a systematic formula based on participant compensation. Guaranty contributed approximately $67,000, $60,000 and $65,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

15. Financial Instruments With Off-Balance-Sheet Risk

Guaranty is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, options written and purchased, forward commitments to purchase mortgage-backed securities and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement Guaranty has in particular classes of financial instruments.

Guaranty's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual notional amount of those instruments. Guaranty uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For options purchased, the contract or notional amounts do not represent exposure to credit loss.

Unless noted otherwise, Guaranty does not require collateral or other security to support financial instruments with credit risk.

December 31,	**2002**	2001
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	**$52,356,000**	$52,009,000
Standby letters of credit written	**5,054,000**	3,282,000

15. Financial Instruments With Off-Balance-Sheet Risk (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Guaranty evaluates each customer's creditworthiness on a case-by-case basis.

Standby letters of credit written are conditional commitments issued by Guaranty to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Substantially all of Guaranty's loan activity was with customers located in Charlottesville and Richmond, Virginia and surrounding counties.

16. Selected quarterly financial data (Unaudited)

Condensed quarterly financial data is shown as follows:

Year Ended December 31, 2002

(Dollars in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,472	$3,313	$3,151	$2,919
Total interest expense	1,388	1,121	901	745
Net interest income	2,084	2,192	2,250	2,174
Provision for loan losses	25	25	25	25
Net interest income after provision for loan losses	2,059	2,167	2,225	2,149
Other income	634	541	606	666
Other expenses	2,090	2,087	2,156	2,136
Income before income tax expense	603	621	675	679
Income tax expense	197	193	212	212
Net income	$ 406	$ 428	$ 463	$ 467
Basic and diluted earnings per share	$ 0.21	$ 0.22	$ 0.23	$ 0.23

16. Selected quarterly financial data (Unaudited) (continued)

Year Ended December 31, 2001

(Dollars in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$5,105	$4,569	$4,204	$3,763
Total interest expense	2,929	2,753	2,328	1,746
Net interest income	2,176	1,816	1,876	2,017
Provision for loan losses	150	75	75	33
Net interest income after provision for loan losses	2,026	1,741	1,801	1,984
Other income	538	560	583	709
Other expenses	2,310	2,290	2,325	2,231
Income before income tax expense	254	11	59	462
Income tax expense	86	4	20	157
Net income	$ 168	$ 7	$ 39	$ 305
Basic and diluted earnings per share	$ 0.08	$ 0.00	$ 0.02	$ 0.16

17. Condensed Financial Information of the Parent Company Only

Condensed Statements of Financial Condition

December 31,	2002	2001
Assets		
Investment in subsidiaries, at equity	**$24,324,165**	$22,552,191
Cash	**83,784**	152
Prepaid expenses and other assets	**448,437**	448,437
	$24,856,386	$23,000,780
Liabilities and Stockholders' Equity		
Other liabilities	$ –	$ –
Total liabilities	–	–
Subordinated debt	**6,225,925**	6,225,925
Stockholders' Equity		
Common stock	**2,463,346**	2,452,159
Additional paid-in capital	**9,034,207**	8,953,230
Retained earnings	**7,132,908**	5,369,466
Total stockholders' equity	**18,630,461**	16,774,855
	$24,856,386	$23,000,780

17. Condensed Financial Information of the Parent Company Only (continued)

Condensed Statements of Operations

Year Ended December 31,	2002	2001
Income		
Dividends received from bank	$ 420,875	$420,875
Total income	420,875	420,875
Interest expense	(420,875)	(420,875)
Non-interest expenses	(8,531)	(1,724)
Income before undistributed net income of the Bank	(8,531)	(1,724)
Undistributed net income	1,771,973	520,099
Net income	$1,763,442	$518,375

Condensed Statements of Cash Flows

Year Ended December 31,	2002	2001
Operating activities		
Net income	$1,763,442	$ 518,375
Adjustments		
Undistributed earnings of the Bank	(1,771,973)	(520,099)
Decrease in prepaid and other assets	–	15,531
decrease in other liabilities	–	(15,531)
Net cash absorbed by operating activities	(8,531)	(1,724)
Investing activities		
Dividends received from Bank	420,875	420,875
Investment in the bank	(420,875)	(420,875)
Net cash provided (absorbed) by investing activities	–	–
Financing activities		
Issuance of common stock	92,163	–
Net cash provided by financing activities	92,163	–
Increase (decrease) in cash	83,632	(1,724)
Cash, beginning of year	152	1,876
Cash, end of year	$ 83,784	$ 152

Stockholder Information

Corporate Headquarters
1658 State Farm Boulevard
Charlottesville, Virginia 22911

Annual Meeting
The Annual Meeting of Stockholders will be held on Thursday, April, 17 2003, at 10:00 a.m. at Glenmore Country Club, Charlottesville, Virginia.

Common Stock
The Corporation's common stock is traded on the NASDAQ National Market under the symbol "GSLC".

Corporate Publications
The Annual Report on Form 10-KSB, is available on request by writing Kenneth J. Potter, Controller at Corporate Headquarters.

Market Makers

Anderson & Strudwick, Inc.
Richmond, Virginia

Herzog, Heine, Geduld, Inc.
New York, New York

McKinnon & Company, Inc.
Norfolk, Virginia

Scott & Stringfellow, Inc.
Richmond, Virginia

Ryan, Lee and Co.
McLean, Virginia

Common Stock Prices and Dividends

The following table lists the high and low prices and dividends declared on the Corporation's common stock- for the four quarters ended December 31, 2001 and 2002.

Fiscal Year Ended December 31, 2002

	High	*Low*	*Dividends Declared*
1st Quarter	$10.950	$8.000	$0.00
2nd Quarter	$13.750	$10.200	$0.00
3rd Quarter	$14.120	$12.200	$0.00
4th Quarter	$14.600	$12.500	$0.00

Fiscal Year Ended December 31, 2001

	High	*Low*	*Dividends Declared*
1st Quarter	$9.000	$5.000	$0.00
2nd Quarter	$8.250	$7.500	$0.00
3rd Quarter	$8.500	$7.270	$0.00
4th Quarter	$9.000	$7.500	$0.00

As of February 28' 2003 the Corporation had 987 stockholders of record.

Stock Transfer Agent
Registrar & Transfer Company
Cranford, New Jersey

Corporate Legal Council
Williams, Mullen, Clark & Dobbins
Richmond, Virginia

Independent Auditors
BDO Seidman, LLP
Richmond, Virginia

Board of Directors

Douglas E. Caton, Chairman
Chief Executive Officer
Management Services Corporation

Harry N. Lewis, Vice Chairman
President
O'Neill Mortgage Corporation

Henry J. Browne
Architect

William E. Doyle, Jr.
President & Chief Executive Officer
Guaranty Financial Corporation
and Guaranty Bank

Jason I. Eckford, Jr.
President
Eckford Financial Services

John R. Metz
Pharmacist
Martha Jefferson Hospital

James R. Sipe, Jr.
Associate Broker
Prudential Funkhouser & Associates

Oscar W. Smith, Jr.
President
K-B Management Company

Senior Leadership Team

William E. Doyle, Jr.
President
Chief Executive Officer

Richard L. Saunders
Senior Vice President
Chief Credit Officer

Tara Y. Harrison
Vice President
Chief Financial Officer

David R. Clelland
Vice President
Real Estate Finance

W. Rod Gentry
Vice President
Retail Banking

M. Sean McCusty
Vice President
Director of Marketing

Susan L. Wood
Vice President
Mortgage Banking

John J. Young
Vice President
Commercial Banker

Officers

Lisa C. Carter
Vice President
Market Manager

Lewis B. Johnson, III
Vice President
Technology Strategies

Stephanie R. Parker
Vice President
Operations Manager

Kenneth J. Potter
Vice President
Controller

Thomas J. Wilson
Vice President
Real Estate Finance

Diana D. Allen
Assistant Vice President
Loan Servicing Manager

Edmund B. Basham, Jr.
Assistant Vice President
Branch Manager

James L. Belew, Jr.
Assistant Vice President
Branch Manager

Denise A. Bennett
Assistant Vice President
Branch Manager

Karen L. Bobbitt
Assistant Vice President
Commercial Banking

Linda J. Dallanegra
Assistant Vice President
Commercial Banking

Joseph A. Fallica
Assistant Vice President
Mortgage Banking

Kim K. Garrison
Assistant Vice President
Branch Manager

Beth C. Garton
Assistant Vice President
Branch Manager

Lelia A. Gibson
Assistant Vice President
Operations Assistant Manager

Dale L. Gorman
Assistant Vice President
Senior Credit Analyst

Robert H. Griffin
Assistant Vice President
Mortgage Banking

Judy D. Hoover
Assistant Vice President
Branch Trainer/Coordinator

James B. Hurt
Assistant Vice President
Branch Manager

Charles S. Knight
Assistant Vice President
Consumer Lending Administrator

Gerald W. Northcutt
Assistant Vice President
Mortgage Banking

Esther S. Sheler
Assistant Vice President
Human Resources

Frank T. Vaughan, Jr.
Assistant Vice President
Mortgage Banking

G. Reid Young
Assistant Vice President
Commercial Banking

TEAM Guaranty

Diana D. Allen
Leah F. Anderson
Shaniki L. Athey
Beth A. Baker
Edmund B. Basham, Jr.
James L. Belew, Jr.
Denise A. Bennett
Karen L. Bobbitt
G. Carin Boucher
Christina L. Brock
Amy N. Brown
Deborah T. Bryant
Tammy S. Bunch
Sarah E. Bunyea
Shirley A. Butler
A. Vicky Carr
Crystal L. Carter
Karl R. Carter
Lisa C. Carter
David R. Clelland
William C. Coleman, III
Karen D. Conner
Lesley N. Dabson
Linda J. Dallanegra
Francine Davey
Kimberly D. Denegre
William E. Doyle, Jr.
Yazmin C. Duarte
Lori L. Edwards
Joseph A. Fallica
Darrell E. Farley, Jr.
Betty J. Fields
Rebecca D. Garner
Kimberly K. Garrison
Beth C. Garton
D. Chris Gates
W. Rod Gentry
Lelia A. Gibson
Dale L. Gorman
Robert H. Griffin
Sherrie E. Guyton
Shirley L. Haley
Linda J. Haney
Dana M. Harris
Tara Y. Harrison
Tina M. Hayton
Anne H. Hicks
Judy D. Hoover
Vicki L. Hoover
Debra M. Huffman
James B. Hurt
Brenda R. Johnson
Tamara L. Johnson
Lewis B. Johnson III
Deborah L. Jones
Charles S. Knight
Tabitha D. Lunsford
Nancy Y. Mantiply
Cynthia B. Martin
Joyce T. Martin
M. Sean McCusty
Brad S. Melton
Gerry W. Northcutt
Stephanie R. Parker
Christopher A. Payne
Daniel T. Payne
Evelyn C. Perea
Patricia G. Phelps
Kenneth J. Potter
Linda S. Prater
Peneplope L. Ray
Shelby J. Ripley
Charles E. Roberts
Rhonda L. Rogers
Richard L. Saunders
M. Latham Schweitzer
Esther S. Sheler
Brandy A. Spradlin
Cheryl A. Thacker
Karen S. Timberlake
Sarah E. Tyson
Crystal Updike
Frank T. Vaughan, Jr.
Jeffrey D. Waldron
Jamie L. Weiford
Robin A. Wilberger
Thomas J. Wilson
Susan L. Wood
Steven S. Wray
Charlotte Young
G. Reid Young
John J. Young

Business Lines Focused on Customer Needs

Retail Banking

Principal among our retail banking objectives is to deliver high quality financial services to consumers and small businesses residing in our branch trade areas.

- Checking Accounts
- Certificates of Deposit
- Savings Accounts
- 24 Hour Banking
- Visa Debit & Credit Cards
- Online Banking and Bill Payment Services
- Money Market Accounts
- Consumer Loans
- Equity Lines and Loans
- Safe Deposit Boxes

Commercial Banking

The strength of our commercial banking group is providing deposit products, loans and treasury management services to locally owned small to mid-sized companies.

- Commercial Checking Accounts
- Non-profit Checking Accounts
- Internet Banking
- Term Loans
- Treasury Management Services
- Commercial Interest Bearing Accounts
- Investment Products for Your Business
- Lines of Credit
- Commercial Mortgage Loans

Real Estate Finance

Our experienced team works with the area's best builders to provide lot and construction financing. In addition, we finance the development of small subdivisions for especially experienced developerscand finance commercial properties for knowledgeable investors.

- Builder Lines of Credit
- Land Loans
- Income Producing / Investment Property Financing
- Land Acquisition and Development Loans
- Commercial Construction Loans

Mortgage Banking

Our team of experienced loan officers and seasoned operations staff are well equipped to meet the home financing needs of our customers, offering a complete line of mortgage loan options.

- Local Processing and Closing
- Lot Loans
- Conforming and Jumbo fixed and adjustable rate loans
- FHA, VA, VHDA approved lender
- Construction/Permanent Loans

Investment Services

Through personalized financial planning and access to a broad array of investment choices, we aid our customer in achieving significant, long term finaincial goals.

- Planning for Retirement
- Managing Money In Retirement
- Developing Strategies for Estate Planning
- Investment Management for Corporate Portfolios
- 401K Company Plans
- Pension Plans

Mission Statement:

To deliver high quality financial services which aid local individuals and businesses in achieving their dreams and aspirations, and in so doing contribute to the welfare of our communities, provide a rewarding work environment for our employees, and earn a superior return for our shareholders.

Retail Banking Locations:

Charlottesville & Albemarle County
Pantops
1658 State Farm Boulevard
(434) 970-1100

Rio Road
Route 29 North & Rio Road
(434) 970-1132

Downtown Mall
400 East Main Street
(434) 951-1201

Arlington Boulevard
1924 Arlington Boulevard
(434) 970-1139

Forest Lakes
3290 Worth Crossing
(434) 970-1400

Fluvanna County
Lake Monticello
Route 53 & Turkey Sag Road
(434) 589-7860

Nelson County
Lovingston
124 Main Street
(434) 263-6000

Guaranty
FINANCIAL CORPORATION

1658 State Farm Boulevard
Charlottesville, Virginia 22911